MTU Aero Engines

RECEIVED

2008 AUG -4 A 9:32

FICE OF INTERNATIONAL CORPORATE FINANCE

BEST AVAILABLE COPY

BY COURIER

[redacted]

08004186

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Munich, July 25, 2008

MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

1) Notification of securities transactions by a member of the management board, dated July 22, 2008

2) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft fuer Ad-hoc-Publizitaet) on July 23, 2008

3) Half-Yearly Financial Report January 1 to June 30, 2008

4) 1st Half Year Results 2008 - Conference Call with Investors and Analysts dated July 22, 2008

5) Press releases

PROCESSED
AUG 12 2008
THOMSON REUTERS

MTU Aero Engines Holding AG
P.O. Box 50 06 40
80976 Munich · Germany
Delivery Address:
Dachauer Straße 665
80995 Munich · Germany
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

Registered Office:
Munich
Commercial Register:
Munich, HRB No. 157206
VAT REG No.: DE 814400965

Bank Details:
Deutsche Bank AG, Munich
Bank Sorting Code: 700 700 10
Bank Account: 194 13 01

Board of Management:
Egon Behle, CEO
Dr. Rainer Martens
Dr. Stefan Weingartner
Reiner Winkler
Chairman of the Supervisory Board:
Klaus Eberhardt

MTU Aero Engines

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

If you have any question or comment in connection with the information furnished, please call the undersigned at +49-89-1489-3804.

Very truly yours,

Ulrich Passow
General Counsel
Encl.

FERINO, Petra

RECEIVED

2008 AUG -4 A 9:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Von: newsroom@dgap.de

Gesendet: Mittwoch, 23. Juli 2008 16:18

An: FERINO, Petra

Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung



EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors'-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Directors'-Dealings-Mitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Confirmation of Publication: Directors' Dealings notification

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Directors' Dealings notification via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Mitteilung / Announcement (Englisch / English)

Verbreitungsnetzwerk / Distribution network

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Name: Martens
Vorname: Dr. Rainer
Firma: MTU Aero Engines Holding AG

Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Kauf
Datum: 22.07.2008
Kurs/Preis: 19,79
Währung: EUR
Stückzahl: 1000,00
Gesamtvolumen: 19790,00
Ort: Xetra

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 23.07.2008

Finanznachrichten übermittelt durch die DGAP
ID 6666

-

Ende der Mitteilung

Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

-

Details of the person subject to the disclosure requirement
Last name: Martens
First name: Dr. Rainer
Company: MTU Aero Engines Holding AG

Position: Member of a managing body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN/WKN of the financial instrument: DE000A0D9PT0
Type of transaction: Purchase
Date: 22.07.2008
Price: 19.79
Currency: EUR
No. of items: 1000.00
Total amount traded: 19790.00
Place: Xetra

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 23.07.2008

Financial News transmitted by DGAP
ID 6666

-

End of news

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

Verbreitungssystem / News wire	Einspeisung / Release
Bloomberg	23.07.2008 16:14
Reuters	23.07.2008 16:14
vwd	23.07.2008 16:14

Auswahl aus dem deutschen Medienbündel:

Medium / Media	Zuleitung / Distribution
Dow Jones	23.07.2008 16:14
dpa-afx	23.07.2008 16:14
dgap.de	23.07.2008 16:14
FTD	23.07.2008 16:14

Europäische Medien / European media:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	23.07.2008 16:14
Belgien	De Tijd	23.07.2008 16:14
Belgien	Belga	23.07.2008 16:14
Bulgarien	Pari	23.07.2008 16:14
Bulgarien	econ.bg	23.07.2008 16:14
Bulgarien	BTA	23.07.2008 16:14
Dänemark	Borsen	23.07.2008 16:14
Dänemark	ErhvervsBladet	23.07.2008 16:14
Estland	Postimees	23.07.2008 16:14
Estland	Eesti Ekspress	23.07.2008 16:14
Estland/Lettland/Litauen	BNS	23.07.2008 16:14
Finnland	Kauppalehti Oy	23.07.2008 16:14
Finnland	Helsingin Sanomat	23.07.2008 16:14
Frankreich	Les Echos	23.07.2008 16:14
Frankreich	boursier.com	23.07.2008 16:14
Frankreich	AFP	23.07.2008 16:14

	Griechenland	Express	23.07.2008 16:14
	Griechenland	Reporter.gr	23.07.2008 16:14
	Griechenland	ANA	23.07.2008 16:14
	Großbritannien	The Financial Times	23.07.2008 16:14
	Großbritannien	FT.com	23.07.2008 16:14
	Großbritannien/Irland	Press Association	23.07.2008 16:14
	Irland	Irish Independent	23.07.2008 16:14
	Irland	The Irish Times	23.07.2008 16:14
	Island	Vidskiptabladid	23.07.2008 16:14
	Island	mbl.is	23.07.2008 16:14
	Italien	Il Sole 24 Ore	23.07.2008 16:14
	Italien	AGI	23.07.2008 16:14
	Kroatien	Poslovni dnevnik	23.07.2008 16:14
	Kroatien	Banka magazine	23.07.2008 16:14
	Kroatien	Hina	23.07.2008 16:14
	Lettland	Dienas Bizness	23.07.2008 16:14
	Lettland	FinanceNet	23.07.2008 16:14
	Liechtenstein	*Liechtensteiner Volksblatt*	23.07.2008 16:14
	Liechtenstein	Radio Liechtenstein	23.07.2008 16:14
	Litauen	Verslo Zinios	23.07.2008 16:14
	Luxemburg	Luxemburger Wort	23.07.2008 16:14
	Luxemburg	wort.lu	23.07.2008 16:14
	Malta	Independent	23.07.2008 16:14
	Malta	The Times of Malta	23.07.2008 16:14

Niederlande	Financieele Dagblad	23.07.2008 16:14
Niederlande	IEX.nl	23.07.2008 16:14
Niederlande	ANP	23.07.2008 16:14
Norwegen	aftenposten.no	23.07.2008 16:14
Norwegen	Aftenposten	23.07.2008 16:14
Norwegen	NTB	23.07.2008 16:14
Polen	Gazeta Prawna	23.07.2008 16:14
Polen	Parkiet	23.07.2008 16:14
Polen	PAP	23.07.2008 16:14
Portugal	Expresso	23.07.2008 16:14
Portugal	Lusa	23.07.2008 16:14
Portugal	Diario Economico	23.07.2008 16:14
Rumänien	Capital	23.07.2008 16:14
Rumänien	Ziarul financiar	23.07.2008 16:14
Rumänien	Rompres	23.07.2008 16:14
Schweden	Dagens Industri	23.07.2008 16:14
Schweden	e24	23.07.2008 16:14
Schweden	TT	23.07.2008 16:14
Schweiz	AWP	23.07.2008 16:14
Schweiz	Finanz und Wirtschaft	23.07.2008 16:14
Schweiz	finanzinfo.ch	23.07.2008 16:14
Skandinavien / Baltikum	OMX Group	23.07.2008 16:14
Slowakei	Hospodarske noviny	23.07.2008 16:14
Slowakei	oPeniazoch	23.07.2008 16:14

Slowakei	TASR	23.07.2008 16:14
Slowenien	Finance	23.07.2008 16:14
Slowenien	Kapital (not daily)	23.07.2008 16:14
Slowenien	STA	23.07.2008 16:14
Spanien	La Gacetta	23.07.2008 16:14
Spanien	CincoDias	23.07.2008 16:14
Spanien	EFE	23.07.2008 16:14
Tschechische Republik	Hospodarske Noviny	23.07.2008 16:14
Tschechische Republik	hn.ihned.cz	23.07.2008 16:14
Tschechische Republik	CTK	23.07.2008 16:14
Ungarn	MTI	23.07.2008 16:14
Ungarn	magyartokepiac.hu	23.07.2008 16:14
Ungarn	Magyar Tokepiac	23.07.2008 16:14
Zypern	xak.com	23.07.2008 16:14
Zypern	CNA	23.07.2008 16:14
Zypern	Financial Mirror	23.07.2008 16:14
Österreich	WirtschaftsBlatt	23.07.2008 16:14
Österreich	wirtschaftsblatt.at	23.07.2008 16:14
Österreich	APA	23.07.2008 16:14

FERINO, Petra

Von: newsroom@dgap.de
Gesendet: Mittwoch, 23. Juli 2008 16:10
An: FERINO, Petra
Betreff: Bestaetigung ueber die Veröffentlichung einer Stimmrechtsmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1 / Confirmation of Publication: Voting Rights announcement


EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Stimmrechtsmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Stimmrechtsmitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Confirmation of Publication: Voting Rights announcement

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Voting Rights announcement via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Verbreitungsnetzwerk / Distribution network

Mitteilung

23.07.2008

MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung

23.07.2008
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

The Bank of New York Mellon Corporation, Pittsburgh, Pennsylvania, USA, hat uns mit Schreiben vom 21. Juli 2008 folgendes mitgeteilt:

I.

In the name of and on behalf of The Boston Company Asset Management LLC, Boston, Massachusetts, USA, we hereby give notice pursuant to section 21, paragraph 1, sentence 1 of the WpHG (German Securities Trading Act) that on July 18, 2008 the voting rights of the Boston Company Asset Management LLC in MTU Aero Engines Holding AG, Munich, fell below the threshold of 3% and amounted to 2.95% (1,533,530 voting rights) on this day.

All these holdings of voting rights are attributable to The Boston Company Asset Management LLC pursuant to section 22 paragraph 1 sentence 1 no. 6 WpHG.

II.

Further in the name and on behalf of

- MAM (DE) Trust, Greenville, Delaware, USA
- MAM (MA) Holdings Trust, Boston, Massachusetts, USA

we hereby notify pursuant to section 21, paragraph 1, sentence 1 of the WpHG (German Securities Trading Act) that on July 18, 2008 the voting rights of each above mentioned company in MTU Aero Engines Holding AG fell below the threshold of 3% and each amounted to 2.95% (1,533,530 voting rights) on this day.

These 2.95% (1,533,530 voting rights) are attributable to each above listed company pursuant to section 22 paragraph 1, sentence 1 no. 6 and section 22 paragraph 1 sentence 2 WpHG.

III.

Further we, The Bank of New York Mellon Corporation, hereby notify pursuant to section 21, paragraph 1, sentence 1 of the WpHG (German Securities Trading Act) that on July 18, 2008 our voting rights in MTU Aero Engines Holding AG, fell below the threshold of 3% and amounted to 2.99% (1,555,427 voting rights) on this day.

These 2.99% (1,555,427 voting rights) are attributable to us pursuant to section 22 paragraph 1 sentence 1 no. 6 WpHG and section 22 paragraph 1 sentence 2 WpHG.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

Ende der Mitteilung DGAP Meldepflichten-Service

-

Ende der Mitteilung

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

Verbreitungssystem / News wire		Einspeisung / Release
	Bloomberg	23.07.2008 16:07
	Reuters	23.07.2008 16:07
vwd:	vwd	23.07.2008 16:07

Auswahl aus dem deutschen Medienbündel:

Medium / Media		Zuleitung / Distribution
	Dow Jones	23.07.2008 16:07
	dpa-afx	23.07.2008 16:07
	dgap.de	23.07.2008 16:07
	FTD	23.07.2008 16:07

Europäische Medien / European media:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	23.07.2008 16:07
Belgien	De Tijd	23.07.2008 16:07
Belgien	Belga	23.07.2008 16:07
Bulgarien	Pari	23.07.2008 16:07
Bulgarien	econ.bg	23.07.2008 16:07
Bulgarien	BTA	23.07.2008 16:07
Dänemark	Borsen	23.07.2008 16:07
Dänemark	ErhvervsBladet	23.07.2008 16:07
Estland	Postimees	23.07.2008 16:07
Estland	Eesti Ekspress	23.07.2008 16:07
Estland/Lettland/Litauen	BNS	23.07.2008 16:07
Finnland	Kauppalehti Oy	23.07.2008 16:07
Finnland	Helsingin Sanomat	23.07.2008 16:07
Frankreich	Les Echos	23.07.2008 16:07
Frankreich	boursier.com	23.07.2008 16:07
Frankreich	AFP	23.07.2008 16:07
Griechenland	Express	23.07.2008 16:07
Griechenland	Reporter.gr	23.07.2008 16:07
Griechenland	ANA	23.07.2008 16:07
Großbritannien	The Financial Times	23.07.2008 16:07
Großbritannien	FT.com	23.07.2008 16:07
Großbritannien/Irland	Press Association	23.07.2008 16:07
Irland	Irish Independent	23.07.2008 16:07

Irland	The Irish Times	23.07.2008 16:07
Island	Vidskiptabladid	23.07.2008 16:07
Island	mbl.is	23.07.2008 16:07
Italien	Il Sole 24 Ore	23.07.2008 16:07
Italien	AGI	23.07.2008 16:07
Kroatien	Poslovni dnevnik	23.07.2008 16:07
Kroatien	Banka magazine	23.07.2008 16:07
Kroatien	Hina	23.07.2008 16:07
Lettland	Dienas Bizness	23.07.2008 16:07
Lettland	FinanceNet	23.07.2008 16:07
Liechtenstein	Liechtensteiner Volksblatt	23.07.2008 16:07
Liechtenstein	Radio Liechtenstein	23.07.2008 16:07
Litauen	Verslo Zinios	23.07.2008 16:07
Luxemburg	Luxemburger Wort	23.07.2008 16:07
Luxemburg	wort.lu	23.07.2008 16:07
Malta	Independent	23.07.2008 16:07
Malta	The Times of Malta	23.07.2008 16:07
Niederlande	Financieele Dagblad	23.07.2008 16:07
Niederlande	IEX.nl	23.07.2008 16:07
Niederlande	ANP	23.07.2008 16:07
Norwegen	aftenposten.no	23.07.2008 16:07
Norwegen	Aftenposten	23.07.2008 16:07
Norwegen	NTB	23.07.2008 16:07
Polen	Gazeta Prawna	23.07.2008 16:07

	Polen	Parkiet	23.07.2008 16:07
	Polen	PAP	23.07.2008 16:07
	Portugal	Expresso	23.07.2008 16:07
	Portugal	Lusa	23.07.2008 16:07
	Portugal	Diario Economico	23.07.2008 16:07
	Rumänien	Capital	23.07.2008 16:07
	Rumänien	Ziarul financiar	23.07.2008 16:07
	Rumänien	Rompres	23.07.2008 16:07
	Schweden	Dagens Industri	23.07.2008 16:07
	Schweden	e24	23.07.2008 16:07
	Schweden	TT	23.07.2008 16:07
	Schweiz	AWP	23.07.2008 16:07
	Schweiz	Finanz und Wirtschaft	23.07.2008 16:07
	Schweiz	finanzinfo.ch	23.07.2008 16:07
	Skandinavien / Baltikum	OMX Group	23.07.2008 16:07
	Slowakei	Hospodarske noviny	23.07.2008 16:07
	Slowakei	oPeniazoch	23.07.2008 16:07
	Slowakei	TASR	23.07.2008 16:07
	Slowenien	Finance	23.07.2008 16:07
	Slowenien	Kapital (not daily)	23.07.2008 16:07
	Slowenien	STA	23.07.2008 16:07
	Spanien	La Gacetta	23.07.2008 16:07
	Spanien	CincoDias	23.07.2008 16:07
	Spanien	EFE	23.07.2008 16:07

	Tschechische Republik	Hospodarske Noviny	23.07.2008 16:07
	Tschechische Republik	hn.ihned.cz	23.07.2008 16:07
	Tschechische Republik	CTK	23.07.2008 16:07
	Ungarn	MTI	23.07.2008 16:07
	Ungarn	magyartokepiac.hu	23.07.2008 16:07
	Ungarn	Magyar Tokepiac	23.07.2008 16:07
	Zypern	xak.com	23.07.2008 16:07
	Zypern	CNA	23.07.2008 16:07
	Zypern	Financial Mirror	23.07.2008 16:07
	Österreich	WirtschaftsBlatt	23.07.2008 16:07
	Österreich	wirtschaftsblatt.at	23.07.2008 16:07
	Österreich	APA	23.07.2008 16:07

MTU Aero Engines



Half-Yearly Financial Report January 1 to June 30, 2008

MTU Aero Engines Holding AG, Munich



Table of Contents

Key Facts and Figures for the Group (First Half-Year)

in € million (unless otherwise specified)	2008	2007
Revenues and earnings		
Revenues	1,256.1	1,260.6
thereof: Commercial and Military Engines business (OEM)	758.1	768.2
thereof: Commercial Maintenance business (MRO)	513.0	505.3
Gross profit	219.9	203.6
Gross profit in %	17.5	16.2
Earnings before interest, tax, depreciation and amortization (EBITDA)	194.5	181.0
EBITDA in %	15.5	14.4
Net profit	80.4	45.0
Balance sheet (Balance sheet date)		
Total assets	3,141.4	3,085.5
Equity	552.5	562.0
Equity ratio in %	17.6	18.2
Financial liabilities	338.5	326.5
Cash flow		
Cash flow from operating activities	133.2	120.5
Cash flow from investing activities	-56.0	-38.9
Free cash flow	77.2	81.6
Free cash flow as % of revenues	6.1	6.5
Cash flow from financing activities	-72.0	-102.5
Number of employees at quarter end (Balance sheet date)	7,196	7,052
Commercial and Military Engines business (OEM)	4,637	4,650
Commercial Maintenance business (MRO)	2,559	2,402
Share data		
Earnings per share (in €)		
Basic earnings per share	1.61	0.85
Diluted earnings per share	1.56	0.82

1 The operating environment

1.1 Business activities and markets

MTU Aero Engines Holding AG (MTU or "the company") with its consolidated group of companies ranks among the world's largest manufacturers of aircraft engines. In revenue terms, the company is the world's largest independent provider of commercial aero engine maintenance services.

MTU operates in two principal segments: OEM business - which includes spare parts for commercial and military engines and military MRO - and Commercial MRO business.

OEM business (Commercial and Military Engines business)
MTU works in partnership with the world's leading engine manufacturers - General Electric, Pratt & Whitney and Rolls-Royce - on programs to develop and manufacture commercial engines. It designs and manufactures modules and components and carries out final assembly work. Major engine programs at present include the GP7000 for the Airbus A380 and the V2500 for the Airbus A320 family. MTU's work on engine modules is focused on low-pressure turbines and high-pressure compressors. The company is also active in the industrial gas turbine (IGT) sector, developing and manufacturing stationary gas turbines.

In the military domain, MTU develops and maintains engine modules and components, manufactures spare parts, supervises engine final assembly and provides maintenance services. As lead industrial partner to the German armed forces, the company provides support for virtually every type of aero engine in service with the Bundeswehr. MTU is the German partner in all major military engine programs at a European level, the most important of these being the EJ200 for the Eurofighter and the TP400-D6 for the new A400M military transporter.

MRO business (Commercial Engine maintenance)
All Commercial MRO activities are pooled in the MTU Maintenance Group, which repairs and overhauls aero engines and industrial gas turbines. The company is particularly active in the high-growth markets of the V2500, CF6, CFM56, CF34 and PW2000 programs and in the field of industrial gas turbines. Commercial MRO customers include airlines and IGT operators all over the world.

1.2 Review of business

1.2.1 General economic environment

According to IATA, international passenger air traffic grew globally by 5.5% in the first half of 2008. The increase was therefore lower than the comparable growth rate of 6% to 7% recorded in the last three years. It is nevertheless very close to the long-term forecast level of 4% to 5% and also in line with the rate of approximately 5% predicted for 2008.

International freight traffic for the six-month period grew by 2.8%. This was below the 3% to 4% range registered in the past three years. All three major regions - North America, Europe and Asia-Pacific - were affected by the slowdown in growth rates in worldwide airtraffic.

The main reasons for the downturn in air traffic volumes are high fuel prices, the resulting increase in ticket prices and the after-effects of financial crisis in the USA.

The aviation sector is suffering particularly under the burden of rising oil prices. The price of kerosene climbed by 50% during the first six months of 2008 from US dollar 108 to US dollar 165 per barrel. This is US dollar 20 above the price of crude oil.

Airlines in the USA are reacting to this situation increasingly by reducing capacities (to date by approximately 2 to 3%). Older, less fuel-efficient aircraft are being "parked" in order to minimize costs. Major cuts are only likely, however, at the end of the year when the winter timetable takes effect. The capacity cuts announced to date only have a limited impact on the programs in which MTU participates.

CFM56-3 applications have taken the brunt of the cutbacks announced in the USA. However, none of the airlines affected are MTU Maintenance customers. The actual extent to which Boeing 737 aircraft powered by the CFM56-3 engine are sidelined will have to be kept under observation. It will also be interesting to see what proportion of parked aircraft is transferred to other operators. One of the consequences of a change in operator is that existing contracts are terminated, thus giving MTU Maintenance the opportunity to win new customers.

The JT8D-200, which is used to power MD-80 aircraft, could also be affected. This program, however, only constitutes a minor proportion of MTU's current and future planned sales revenue.

The aircraft manufacturers forecast that a total of between 950 and 1000 aircraft will be delivered to customers in 2008. It is therefore likely that the record year 1999 will be bettered. Order-books are also at record levels. This should mean that the volume of new engines delivered in the coming years should continue to increase. It can also be assumed that demand for spare parts and maintenance work will remain steady in 2008.

1.2.2 Major events during the first half of 2008

Earnings for the six-month period ended June 30, 2008 were not influenced by any major exceptional items. Information regarding the share capital reduction by withdrawal of shares is provided in Note 21.

1.2.3 Significant changes to forecasts and assertions relating to the Group's development made in the preceding group management report

There are no significant changes to the forward-looking disclosures and assertions made in the group management report for the financial year 2007. Reference is therefore made to the disclosures reported in the most recent group management report.

2 Operating results, financial situation and net assets

2.1 Group operating results in the first half of 2008

Revenues
Compared with the first half of the previous year, revenues fell marginally by € 4.5 million (0.4%) to € 1,256.1 million. While revenues generated by OEM business were down by € 10.1 million (1.3%), revenues relating to MRO business were up by € 7.7 million (1.5%). Adjusted for the US dollar impact (i.e. using the same exchange rate as in the previous year), group revenues for the six-month period would have increased by € 153.6 million (12.2%).

Cost of sales and gross profit
Cost of sales for the first six months of 2008 decreased by € 20.8 million (2.0%) to € 1,036.2 million. The fact that this decrease was more pronounced than that of revenues was attributable to Commercial and Military Engine business. Cost of sales for this segment decreased by € 50.2 million (8.0%) to € 577.0 million, while those relating to Commercial MRO business increased by € 27.0 million to € 474.9 million (6.0%).

With cost of sales decreasing overall faster than revenues, the gross profit for the six-month period improved by € 16.3 million (8.0%) to € 219.9 million.

Research and development expenditure
Research and development expenditure before capitalization of development costs totalled € 35.9 million in the six-month period, € 0.4 million (1.1%) higher than one year earlier.

Selling and general administrative expenses
Selling expenses increased by € 0.7 million whereas general administrative expenses decreased by € 5.4 million compared with the corresponding period last year.

Amortization and depreciation
Amortization and depreciation included in expense lines by function in the first half of 2008 totalled € 62.1 million (January-June 2007: € 67.3 million). An analysis into current expense and expense resulting from the purchase price allocation is shown in the reconciliation from EBIT to EBITDA (see Operating Result (EBITDA and margin)).

Operating profit (EBITDA and margin)
Scheduled amortization and depreciation as well as the impact of the purchase price allocation (resulting from the acquisition of the company) are added back to earnings before financial result and taxes (EBIT). This gives rise to earnings before financial result, taxes, depreciation and amortization (EBITDA). EBITDA for the six-month period increased by € 13.5 million (7.5%) to € 194.5 million as a result of the increase in gross profit. The EBITDA margin for the period improved accordingly from 14.4% to 15.5%.

in € million	Jan. 1 to June 30, 2008	Jan. 1 to June 30, 2007
Earnings before interest and tax (EBIT)	132.4	113,7
+ Depreciation/amortization of:		
Intangible assets		
- Current amortization	4.0	5.1
- Acquisition-related amortization expense (PPA)	20.1	21.2
	24.1	26.3
Property, plant and equipment		
- Current depreciation	33.7	34.2
- Acquisition-related depreciation expense (PPA)	4.3	6.8
	38.0	41.0
Total depreciation/amortization	62.1	67.3
Earnings before interest, tax, depreciation and amortization (EBITDA)	194.5	181.0

Financial result

The financial result for the six-month period to June 30, 2008 was a net expense of € 11.9 million compared with a net expense of € 39.4 million in the corresponding period last year. The improvement was mainly due to the fee (€ 19.1 million) incurred in the previous year on early repayment of the High Yield Bond and to the positive impact of the fair value measurement of derivative instruments.

Earnings before tax (EBT)

As a result of the improved EBIT and financial result figures, earnings before tax (EBT) for the six-month period rose sharply to € 46.2 million (62.2%).

Net profit

The net profit for the six-month period rose by € 35.4 million (78.7%) to € 80.4 million (January-June 2007: € 45.0 million). Compared with the corresponding period in 2007, the net profit benefited by approximately € 10 million from the impact of the corporate tax reform in Germany.

Earnings performance by segment

Commercial and Military Engine business (OEM segment)

Earnings performance for the first half of 2008

Revenues

Revenues generated by the OEM segment in the first six month of 2008 amounted to € 758.1 million, similar to the level one year earlier. Revenues for Military Engine business increased by € 3.9 million (1.7%) to € 227.2 million, while revenues from Commercial Engine business, at € 530.9 million, were € 14.0 million (2.6%) lower than in the corresponding six-month period last year. Adjusted for the US dollar impact, revenues would have amounted to € 838.5 million and the increase would have been € 70.3 million (9.2%).

Cost of sales and gross profit

Segment cost of sales include material and personnel expenses, scheduled depreciation and amortization, the change in inventories of work in progress and expenses charged to MTU by consortium leaders in return for marketing new engines. At € 577.0 million, cost of sales in the engine business during the first half of 2008 was well below the previous year's figure of € 627.2 million. The gross profit increased by € 40.1 million thanks to the fact that cost of sales fell more than revenues. The gross profit percentage improved to 23.9% (January-June 2007: 18.4%).

Operating profit (EBITDA and margin)

Segment earnings before interest, taxes, depreciation and amortization (EBITDA) for the six-month period improved by € 41.0 million (32.6%) to € 166.8 million. The EBITDA margin improved from 16.4% to 22.0%.

Earnings performance for the second quarter 2008

Revenues

Second-quarter revenues of the OEM segment totalled € 378.7 million, and therefore remained at roughly the same level as one year earlier. Revenues of the Military Engine segment edged up by € 0.5 million (0.4%) to € 113.1 million, while revenues from Commercial Engine business, at € 265.6 million, were € 6.2 million (2.3%) down on the corresponding period last year. Adjusted for the US dollar impact, revenues would have amounted to € 421.3 million and the increase would have been € 36.9 million (9.6%).

Cost of sales and gross profit

At € 286.2 million, second-quarter cost of sales in the engine business was well below the previous year's figure of € 311.3 million. The gross profit increased by € 19.4 million thanks to the fact that cost of sales fell more than revenues. The gross profit percentage improved to 24.4% (January-June 2007: 19.0%).

Operating profit (EBITDA and margin)

Segment earnings before interest, taxes, depreciation and amortization (EBITDA) for the second quarter 2008 improved by € 14.4 million (21.6%) to € 81.2 million. The EBITDA margin improved from 17.4% to 21.4%.

Commercial Maintenance (MRO segment)

Earnings performance for the first half of 2008

Revenues

Revenues generated by the MRO segment during the first half of 2008 totalled € 513.0 million, roughly in line with revenues recorded in the corresponding period one year earlier. Adjusted for the US dollar impact, segment revenues would have amounted to € 590.7 million and the increase would have been € 85.4 million (16.9%).

Cost of sales and gross profit

Segment cost of sales for the six-month period increased by € 27.0 million (6.0%) to € 474.9 million. The gross profit decreased accordingly by € 19.3 million to € 38.1 million. The gross profit percentage slipped to 7.4%.

Operating profit (EBITDA and margin)

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the six-month period fell by € 25.5 million (46.4%) to € 29.5 million. The EBITDA margin fell from 10.9% to 5.8%.

Earnings performance for the second quarter 2008

Revenues
Commercial Maintenance revenues, at € 254.7 million, were € 11.7 million (4.8%) up on the second quarter 2007. Adjusted for the US dollar impact, segment revenues would have amounted to € 295.6 million and the second-quarter increase would have been € 52.6 million (21.6%).

Cost of sales and gross profit
Cost of sales for the second quarter increased by € 18.7 million (8.5%) to € 238.2 million. The gross profit decreased accordingly by € 7.0 million to € 16.5 million and the gross profit percentage dipped to 6.5%.

Operating profit (EBITDA and margin)
Second-quarter earnings before interest, taxes, depreciation and amortization (EBITDA) decreased by € 9.2 million (37.6%) to € 15.3 million. The EBITDA margin fell from 10.1% to 6.0%.

2.2 Financial position

The consolidated cash flow statement shows the sources and applications of cash flows for the first six-month periods of 2007 and 2008, classified into cash flows from operating, investing and financing activities.

Cash flow from operating activities
The cash flow from operating activities for the six-month period totalled € 133.2 million (January-June 2007: € 120.5 million). The increase was mainly due to the higher net profit recorded for the six-month period. At the same time, however, taxes paid and working capital increased.

Cash flow from investing activities
The cash outflow from investing activities was € 56.0 million compared with € 38.9 million in the first six months of the previous year. Capital expenditure on property, plant equipment and intangible assets for the six-month period was € 3.9 million lower than one year earlier. Additions to financial assets include a capital increase at the level of the Polish subsidiary, MTU Aero Engines Polska, amounting to € 20.6 million.

Free cash flow
Free cash flow (the sum of the cash inflow from operating activities and the cash outflow from investing activities) totalled € 77.2 million (January-June 2007: € 81.6 million).

Cash flow from financing activities
The cash outflow from financing activities during the first half of 2008 was € 72.0 million compared with € 102.5 million one year earlier. Financing activities during the period under report included the buy-back of treasury shares totalling € 36.6 million (net of shares issued in conjunction with the Employee Stock Program (MAP) using its German acronym) and the dividend payment of € 46.3 million. These outflows were partially offset by the € 22.0 million increase in the RCF overdraft. The cash outflow in the previous year had increased as a result of a temporary reduction of the RCF overdraft.

Cash and cash equivalents
After adjustment for the effects of exchange-rate fluctuations, the various cash flows resulted in an increase in cash and cash equivalents of € 5.9 million (January-June 2007: decrease of € 21.4 million).


150.0
100.0
50.0
0.0
-50.0
-100.0
67.3
Cash and cash equivalents as at Jan.1, 2008
133.2
Cash flow from operating activities
Cash flow from investing activities
-56.0
Cash flow from financing activities
-72.0
0.7
Exchange-rate fluctuations
73.2
Cash and cash equivalents as at June 30, 2008

Net financial liabilities

Net financial liabilities are calculated as gross financial liabilities less financial assets and represent a key figure for the Group's liquidity position. Compared with December 31, 2007, net financial liabilities increased by € 11.2 million (5.0%). Financial liabilities went up during the first half of 2008 primarily as a result of the higher level of the RCF overdraft.

in € million	June 30, 2008	Dec. 31, 2007	Change
Convertible bond	166.8	167.3	-0.5
Financial liabilities to banks			
Revolving Credit Faciltiy (RCF)	91.6	69.6	22.0
Other bank credits	22.0	26.5	-4.5
Financial liabilities to related companies	1.4		1.4
Finance lease liabilities	37.9	41.7	-3.8
Loan from the province of British Columbia to MTU Maintenance Canada	11.6	12.5	-0.9
Derivative financial liabilities	7.2	8.9	-1.7
Gross financial debt	**338.5**	**326.5**	**12.0**
Cash and cash equivalents	73.2	67.3	5.9
Derivative financial instruments	30.7	35.8	-5.1
Net financial liabilities	**234.6**	**223.4**	**11.2**

2.3 Net assets position

Changes in balance sheet items

The balance sheet total at June 30, 2008 increased by € 55.9 million or 1.8% compared with December 31, 2007.

Despite the increase in financial assets due to the capital increase at the level of MTU Aero Engines Polska, Poland, non-current assets decreased overall by € 6.6 million mainly as a result of scheduled amortization and depreciation on intangible assets and property, plant and equipment. Current assets increased by € 62.5 million. This included a € 92.4 million increase in inventories and a € 29.0 million decrease in trade and contract production receivables. Current other assets went down by € 4.6 million to € 54.2 million compared with December 31, 2007, mainly as a result of lower other taxes receivable and the fair value measurement of derivatives.

As a result of the net positive cash flow from the various areas of activity, cash and cash equivalents increased during the first half of 2008 by € 5.9 million to € 73.2 million.

Group equity decreased from € 562.0 million to € 552.5 million. On the one hand, it was increased by the net profit of € 80.4 million recorded for the six-month period. On the other, it was reduced by further share buy-backs totalling € 36.6 million (net of shares issued in conjunction with the Employee Stock Program (MAP)), the dividend payment of € 46.3 million for the financial year 2007 and the € 4.1 million decrease in other comprehensive income. Information regarding the share capital reduction by withdrawal of shares for a nominal amount of € 3.0 million and the issue of shares in conjunction with the Employee Stock Program (MAP) is provided in Note 21.

The equity ratio fell to 17.6% (December 31, 2007: 18.2%) due to the lower level of equity and the increased balance sheet total.

Pension provisions increased by € 11.0 million in line with schedule.

Whereas other non-current provisions decreased mainly as a result of lower provisions for pending losses on onerous contracts, current other provisions increased by € 8.4 million. This was mainly due to the higher level of income tax provisions compared with December 31, 2007.

The increase in financial liabilities was primarily due to the € 22.0 million increase in the RCF overdraft (see Note 23).

Trade payables amounted to € 450.3 million at June 30, 2008, and therefore remained lower than the figure at the end of 2007 (€ 462.9 million).

Sundry other liabilities increased by € 57.8 million to € 608.2 million mainly reflecting the higher level of advance payments from customers which, net of the corresponding receivables, were up by € 67.0 million. This increase was partly offset by a € 10.5 million decrease in personnel-related provisions.

The following table shows the changes in assets and liabilities during the period from December 31, 2007 to June 30, 2008, analyzed by current and non-current items:

Change in Assets, Equity and Liabilities

(Statement of changes between December 31, 2007 and June 30, 2008)	€ million	€ million
Non-current Assets		
Intangible assets	-3.5	
Property, plant and equipment	-24.8	
Financial assets	20.7	
Other assets	1.0	
Deferred tax assets	0.0	-6.6
Current Assets		
Inventories	92.4	
Trade and contract production receivables	-29.0	
Other assets	-4.6	
Cash and cash equivalents	5.9	
Prepayments	-2.2	62.5
Change in Assets		55.9
Equity		-9.5
Non-current Liabilities		
Provisions	7.8	
Financial liabilities	-8.6	
Other liabilities	35.3	
Deferred tax liabilities	-7.8	26.7
Current Liabilities		
Provisions	8.2	
Financial liabilities	20.6	
Trade payables	-12.6	
Other liabilities	22.5	38.7
Change in Equity and Liabilities		55.9


70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
-10.0
-20.0
Non-current Assets
-6.6
62.5
Current Assets
Equity
-9.5
26.7
Non-current Liabilities
38.7
Current Liabilities

3 Opportunity and risk report

In the light of the positive business and general economic situation, the Group continues to believe that the opportunities and risks described in the group management report for the year ended December 31, 2007 remain relevant. For further information on opportunities and risks, reference is also made to the forward-looking section of the group management report for the financial year 2007 (section 8 for a discussion of opportunities and section 7 for a discussion of risks). Reference is also made to the disclaimer at the end of this report.

4 Forecasts and outlook

MTU's prospects for the future remain positive: over the next few years its Commercial Engine and MRO business are likely to grow faster than the aviation sector in general.

Overall statement on the Group's performance
MTU expects its operating activities to continue to progress well during the second half of 2008. MTU has achieved its targets for the first half of 2008 (as stated in the group management report for the financial year 2007) and its forecasts for the financial year (as formulated for the first time at the Annual Press Conference on March 13, 2008), and, on the basis of an assumed exchange rate of US dollar 1.50-1.55 to € 1, continues to forecast that total revenues in 2008 will be at a similar level to 2007 (€ 2,600 million). Adjusted for the impact of the forecast changes in the US dollar exchange rate, group revenues are forecast to grow by between 9% and 10% in 2008.

Operating result and net profit
Based on the expected market situation for the various lines of business, MTU is aiming to achieve a group operating profit (EBITDA) for the full year 2008 of € 390 million, and hence an operating margin of approximately 15%. This forecast is based on the expectation that spare parts business within the Commercial Engine business will continue to grow and that stable progress will be made with Military business. It also forecasts that the earnings performance of the Group's Commercial MRO business will continue to stabilize.

Based on the assumption that the Group's operating targets are achieved, MTU continues to forecast a net profit of approximately € 180 million for the financial year 2008 (net profit 2007: € 154.1 million).

Financial position
Free cash flow for the full year 2008 is forecast to be € 100 million (unchanged).

5 Report on significant transactions with related parties (entities and individuals)

MTU Group companies did not enter into any contracts with members of the Board of Management, the Supervisory Board or with other key management personnel or with companies in whose management or supervisory boards those persons are represented. The same applies to close members of the families of those persons.

Transactions with related entities are conducted on an arm's length basis.

6 Subsequent events report

Events after the balance sheet date (June 30, 2008)
The Company bought back a further 225,896 treasury shares at a total acquisition cost of € 4.4 million and an average cost per share of € 19.37 during the period from July 1, 2008 to July 18, 2008 in conjunction with the authorization given at the Annual General Meeting (see Note 21.4 for further information regarding the authorization).

in € million	(Notes)	Jan. 1 to June 30, 2008	Jan. 1 to June 30, 2007	Q 2 2008	Q 2 2007
Revenues		1,256.1	1,260.6	626.1	620.0
Cost of sales	(6)	-1,036.2	-1,057.0	-516.4	-518.0
Gross profit		**219.9**	**203.6**	**109.7**	**102.0**
Research and development expenses	(7)	-34.6	-33.4	-20.7	-16.4
Selling expenses	(8)	-34.1	-33.4	-16.6	-17.4
General administrative expenses	(9)	-21.3	-26.7	-9.5	-14.5
Other operating income and expenses		2.5	3.6	1.8	3.3
Earnings before interest and tax		**132.4**	**113.7**	**64.7**	**57.0**
Interest result	(10)	-5.1	-25.1	-1.5	-2.4
Interest income		4.3	3.4	3.0	1.6
Interest expenses		-9.4	-28.5	-4.5	-4.0
Result from equity accounted investments	(11)	0.1	-0.6	-0.4	0.1
Financial result on other items	(12)	-6.9	-13.7	-8.3	-10.2
Financial result		**-11.9**	**-39.4**	**-10.2**	**-12.5**
Earnings before tax		**120.5**	**74.3**	**54.5**	**44.5**
Income taxes	(13)	-40.1	-29.3	-18.3	-17.5
Net profit		**80.4**	**45.0**	**36.2**	**27.0**
Earnings per share in €					
Basic	(14)	1.61	0.85	0.73	0.51
Diluted	(14)	1.56	0.82	0.71	0.49

in € million	(Notes)	June 30, 2008	Dec. 31, 2007
Non-current Assets			
Intangible assets	(15)	1,131.5	1,135.0
Property, plant and equipment	(16)	514.9	539.7
Equity investments in joint ventures		9.0	8.9
Investments in associated companies		0.4	0.4
Other investments		26.0	5.4
Financial assets	(17)	35.4	14.7
Other assets	(20)	7.2	6.2
Deferred tax assets		0.7	0.7
		1,689.7	1,696.3
Current Assets			
Inventories	(18)	680.2	587.8
Trade and contract production receivables	(19)	641.3	670.3
Othes assets	(20)	54.2	58.8
Cash and cash equivalents		73.2	67.3
Prepayments		2.8	5.0
		1,451.7	1,389.2
Total assets		3,141.4	3,085.5

in € million	(Notes)	June 30, 2008	Dec. 31, 2007
Equity	(21)		
Subscribed capital		52.0	55.0
Capital reserves		355.7	460.0
Revenue reserves		226.0	191.9
Treasury shares		-88.5	-156.3
Other comprehensive income		7.3	11.4
		552.5	562.0
Non-current liabilities			
Pension provisions		370.7	359.5
Other provisions	(22)	251.9	255.3
Financial liabilities	(23)	58.2	66.8
Other liabilities	(24)	260.1	224.8
Deferred tax liabilities	(25)	262.0	269.8
		1,202.9	1,176.2
Current liabilities			
Pension provisions		16.9	17.1
Other provisions	(22)	290.4	282.0
Financial liabilities	(23)	280.3	259.7
Trade payables		450.3	462.9
Other liabilities	(24)	348.1	325.6
		1,386.0	1,347.3
Total equity and liabilities		3,141.4	3,085.5

in € million	Subscribed capital	Capital reserves	Revenue reserves	Treasury shares	Other comprehensive income			Total
					Translation differences	Derivative financial instruments	Subtotal	
Balance at Jan. 1, 2007	**55.0**	**455.7**	**81.4**	**-42.7**	**-2.6**	**15.5**	**12.9**	**562.3**
Financial instruments (forward foreign exchange contracts)						-2.4	-2.4	-2.4
Translation differences					-0.6		-0.6	-0.6
= Income and expenses recognized directly in equity					**-0.6**	**-2.4**	**-3.0**	**-3.0**
Net profit			45.0					45.0
= Total income and expense for the period			**45.0**		**-0.6**	**-2.4**	**-3.0**	**42.0**
Equity portion of convertible bond		10.5						10.5
Transaction costs (net of tax)		-2.0						-2.0
Dividend payment			-43.6					-43.6
Purchase of treasury shares				-14.8				-14.8
Matching Stock Program (MSP)		-6.9						-6.9
Balance at June 30, 2007	**55.0**	**457.3**	**82.8**	**-57.5**	**-3.2**	**13.1**	**9.9**	**547.5**
Balance at Jan. 1, 2008	**55.0**	**460.0**	**191.9**	**-156.3**	**-6.2**	**17.6**	**11.4**	**562.0**
Financial instruments (forward foreign exchange contracts)						-3.5	-3.5	-3.5
Translation differences					-0.6		-0.6	-0.6
= Income and expenses recognized directly in equity					**-0.6**	**-3.5**	**-4.1**	**-4.1**
Net profit			80.4					80.4
= Total income and expense for the period			**80.4**		**-0.6**	**-3.5**	**-4.1**	**76.3**
Purchase of treasury shares				-44.8				-44.8
Cancellation of shares/share capital decrease	-3.0	-101.4		104.4				
Employee Stock Program (MAP)		-3.3		8.2				4.9
Dividend payment			-46.3					-46.3
Matching Stock Program (MSP)		0.4						0.4
Balance at June 30, 2008	**52.0**	**355.7**	**226.0**	**-88.5**	**-6.8**	**14.1**	**7.3**	**552.5**

in € million	Jan. 1 to June 30, 2008	Jan. 1 to June 30, 2007
Net profit	80.4	45.0
Amortization of intangible assets and depreciation of property, plant and equipment	62.1	67.3
Profit/loss of companies accounted for using the equity method	-0.1	0.6
Profit/loss on disposal of fixed assets	0.3	-0.1
Increase/decrease in pension provisions	11.0	10.8
Increase/decrease in other provisions	-18.7	-27.9
Other non-cash items	-5.0	-3.5
Movements in working capital *)	-13.1	-4.6
Interest income and expense	5.1	25.1
Income tax expense/refunds	40.1	29.3
Income tax paid/received	-23.3	3.3
Dividends received		0.3
Cash generated from operations	138.8	145.6
Interest paid	-9.9	-28.5
Interest received	4.3	3.4
Cash flow from operating activities	133.2	120.5
Payments for investmens in		
Intangible assets	-1.7	-7.1
Property, plant and equipment	-33.7	-32.2
Financial assets	-20.6	
Proceeds from disposal of		
Property, plant and equipment		0.4
Cash flow from investing activities	-56.0	-38.9
Free cash flow	77.2	81.6
Increase in current financial liabilities	24.4	
Proceeds from the issue of a convertible bond **)		176.7
Other payments	-3.3	-0.2
Dividends paid	-46.3	-43.6
Repayment of non-current financial liabilities	-6.8	-170.2
Purchase of treasury shares ***)	-36.6	-14.8
Repayment of current financial liabilities	-3.4	-50.4
Cash flow from financing activities	-72.0	-102.5
Exchange rate	0.7	-0.5
Change in cash and cash equivalents	5.9	-21.4
Cash and cash equivalents at beginning of financial year	67.3	102.2
Cash and cash equivalents at June 30	73.2	80.8
Revolving credit facility (see note 23)	-91.6	-23.0
Net liquidity at June 30	-18.4	57.8

*) Sum of increase/decrease in inventories, receivables and liabilities (excl. derivatives)
**) Excluding transaction costs
***) Net of shares issued to employees in conjunction with the Employee Stock Program (MAP) in June 2008

Selected explanatory disclosures

1 General disclosures

MTU Aero Engines Holding AG and its subsidiary companies (hereafter referred to as "Group" or "Group Companies") comprise one of the world's leading manufacturers of engine modules and components, and the world's leading independent provider of commercial engine MRO services.

The business activities of the Group cover the entire life-cycle of an engine program, i.e. from development, construction, testing and production of new commercial and military engines and spare parts, through to maintenance, repair and overhaul of commercial and military engines. MTU's activities focus on two segments: "Commercial and Military Engine business (OEM)", and "Commercial Maintenance business (MRO)".

MTU's Commercial Engine business covers the development and production of modules, components and spare parts for commercial engine programs, including final assembly. MTU's Military Engine business focuses on the development and production of modules and components for engines, production of spare parts and final assembly as well as maintenance services for these engines. Commercial Maintenance business covers activities in the area of maintenance and logistical support for commercial engines.

MTU Aero Engines Holding AG with its headquarters at Dachauer Str. 665, 80995 Munich, Germany, is registered under HRB 157 206 in the Commercial Registry at the District Court of Munich.

2 Financial reporting

In compliance with the provisions of § 37y of the German Securities Trading Act (WpHG) in conjunction with § 37w no. 2 WpHG, MTU's Half-Yearly Financial Report comprises Consolidated Interim Financial Statements, a Group Interim Management Report and a Responsibility Statement from the Company's legal representatives pursuant to § 297 (2) sentence 4, § 315 (1) sentence 6 of the German Commercial Code (HGB). The Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) relevant for interim financial reporting, as endorsed by the European Union (EU). The Group Interim Management Report has been drawn up in compliance with the applicable provisions of the Securities Trading Act.

3 Statement of compliance

The Consolidated Interim Financial Statements as at June 30, 2008 have been drawn up in compliance with IAS 34. As permitted by IAS 34, MTU has elected to provide condensed information in its Consolidated Interim Financial statements compared with the Consolidated Financial Statements as at December 31, 2007. The same accounting policies have been applied as in the consolidated financial statements for the financial year 2007.

All of the International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB) and applicable at the balance sheet date that have been applied by MTU in the Consolidated Interim Financial Statements have been endorsed by the European Commission for use in the EU. The Consolidated Interim Financial Statements therefore also comply with IFRSs issued by the IASB.

From the perspective of management, the Half-Yearly Financial Report, which has been reviewed by an independent auditor, contains all customary accounting adjustments necessary for a fair presentation of the operating results, financial situation and net assets of the MTU Group. Reference is made to the notes to the consolidated financial statements as at December 31, 2007 for further information regarding the basis of preparation and accounting policies used.

4 Restatement of previously reported interim periods

The line items "interest income", "interest expenses", "income tax income", "income tax expense", "income tax paid" and "income tax received" were all disclosed separately in the notes to the consolidated financial statements for the financial year 2007 as part of the operating cash flow. The line items "interest paid" and "interest received" therefore represent reconciling items between operating cash flow and cash flow from operating activities. The figures presented for the first half of 2007 have been restated for comparison purposes.

Administrative processes have been reorganized as part of the Impact 06 project, resulting in small changes in the way that costs are allocated to the selling and administrative functions. These changes did not have any impact on the result or on key figures reported. For comparability reasons, the previous year's cost categories within the selling and administrative functions have been restated in accordance with IAS 34.43.

In order to improve the overall value of the information in the financial statements - in particular in view of the rules contained in IFRS 7 which are applicable from 2007 onwards - the financial result has been sub-divided from the financial year 2007 onwards into the net interest result, the result from investments accounted for using the equity method and other financial result. The previous year's figures have been restated for comparability reasons, applying the same accounting policies as in the consolidated financial statements for the financial year 2007 and without any impact on results.

5 Consolidated companies

In total, six German and five foreign subsidiaries are included in the Consolidated Interim Financial Statements of MTU Aero Engines Holding AG. Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde, is consolidated at equity, and MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China, is consolidated proportionately. Two subsidiaries are not consolidated on the grounds of immateriality.

Notes to the Consolidated Income Statement

6 Cost of sales

in € million	Jan. 1 to June 30, 2008	Jan. 1 to June 30, 2007	Q 2 2008	Q 2 2007
Cost of materials	-805.6	-797.2	-408.3	-379.9
Personnel expenses	-187.2	-189.4	-93.7	-99.4
Depreciation and amortization	-56.8	-62.1	-28.9	-30.9
Other cost of sales *)	13.4	-8.3	14.5	-7.8
	-1,036.2	-1,057.0	-516.4	-518.0

*) Relates mainly to the change in inventories of work in progress

7 Research and development expenses

in € million	Jan. 1 to June 30, 2008	Jan. 1 to June 30, 2007	Q 2 2008	Q 2 2007
Cost of materials	-6.0	-8.7	-5.1	-5.9
Personnel expenses	-26.9	-24.0	-14.9	-11.3
Depreciation and amortization	-3.0	-2.8	-1.4	-1.3
	-35.9	-35.5	-21.4	-18.5
Capitalized development costs	1.3	2.1	0.7	2.1
	-34.6	-33.4	-20.7	-16.4

8 Selling expenses

in € million	Jan. 1 to June 30, 2008	Jan. 1 to June 30, 2007	Q 2 2008	Q 2 2007
Cost of materials	-4.8	-5.0	-2.6	-2.8
Personnel expenses	-22.6	-21.7	-12.2	-11.7
Depreciation and amortization	-1.2	-1.3	-0.6	-0.7
Other selling expenses	-5.5	-5.4	-1.2	-2.2
	-34.1	-33.4	-16.6	-17.4

Selling expenses mainly comprise expenses for marketing, advertising and sales personnel, valuation allowances and write-downs on trade accounts receivable.

9 General administrative expenses

in € million	Jan. 1 to June 30, 2008	Jan. 1 to June 30, 2007	Q 2 2008	Q 2 2007
Cost of materials	-2.3	-4.7	-1.1	-3.0
Personnel expenses	-13.2	-14.8	-5.6	-7.3
Depreciation and amortization	-1.1	-1.1	-0.6	-0.5
Other administrative expenses	-4.7	-6.1	-2.2	-3.7
	-21.3	-26.7	-9.5	-14.5

General administrative expenses relate to expenditure for administrative functions that are not allocated to development, production or selling.

10 Interest result

in € million	Jan. 1 to June 30, 2008	Jan. 1 to June 30, 2007	Q 2 2008	Q 2 2007
Interest income	4.3	3.4	3.0	1.6
Interest expenses				
Bank interest	-2.7	-1.7	-1.3	-0.9
Loan interest		-2.1		
Convertible bond	-4.4	-3.4	-2.2	-2.0
Expense resulting from early repayment of high yield bond		-19.1		
Finance lease interest expense	-1.1	-1.3	-0.5	-0.7
Interest expense attributable to non-consolidated companies	-0.3	-0.2	-0.1	-0.1
Other interest expenses	-0.9	-0.7	-0.4	-0.3
	-9.4	-28.5	-4.5	-4.0
	-5.1	-25.1	-1.5	-2.4

The improvement in the interest result for the six-month period is attributable to the fee (€ 19.1 million) incurred in the previous year on early repayment of the High Yield Bond.

11 Result from equity accounted investments

in € million	Jan. 1 to June 30, 2008	Jan. 1 to June 30, 2007	Q 2 2008	Q 2 2007
Result from equity accounted investments	0.1	-0.6	-0.4	0.1
	0.1	-0.6	-0.4	0.1

The result from equity accounted investments includes the profit resulting from the joint arrangement Pratt & Whitney Canada Customer Centre Europe GmbH, Ludwigsfelde, amounting to € 0.1 million (January-June 2007: loss of € 0.6 million).

12 Financial result on other items

in € million	Jan. 1 to June 30, 2008	Jan. 1 to June 30, 2007	Q 2 2008	Q 2 2007
Effects of changes of foreign exchange rates				
Exchange rate gains/losses on currency holdings	-4.5	-3.2	-0.3	-2.1
Exchange rate gains/losses on financing transactions	1.7	0.7	0.5	0.4
Exchange rate gains/losses on finance leases	1.1	0.5		0.3
Fair value gains/losses on derivatives				
Gains/losses on currency derivatives and interest rate derivatives	8.2	0.5	1.3	-0.1
Losses on forward commodity sales contracts	-2.4	-3.0	-4.8	-4.0
Results from other financial instruments	-0.5	0.4	0.2	
Interest portion included in measurement of receivables, provisions, liabilities and advance payments from customers	-10.5	-9.6	-5.2	-4.7
	-6.9	-13.7	-8.3	-10.2

The improvement compared with the first six months of the previous year was primarily due to the fair value measurement of derivatives which are influenced by the US dollar exchange rate.

13 Income taxes

Taxes on income comprise the following:

in € million	Jan. 1 to June 30, 2008	Jan. 1 to June 30, 2007	Q 2 2008	Q 2 2007
Current tax expense	-46.3	-30.2	-24.6	-24.8
Deferred tax expense	6.2	0.9	6.3	7.3
	-40.1	-29.3	-18.3	-17.5

14 Earnings per share

Potential ordinary shares that can be issued in conjunction with the convertible bond issued on February 1, 2007 had a diluting effect on earnings per share for the first half of 2008. By contrast, the Matching Stock Program (MSP) for employees set up on June 6, 2005, did not have any diluting effect on earnings per share for the first half of 2008, since the tranches still to be exercised were not "in the money" at the balance sheet date. For the purposes of determining diluted earnings per share, the maximum number of shares that could be exercised in conjunction with conversion rights is added to the weighted average number of ordinary shares in circulation. All shares issued during the period under report are included on a weighted basis. In parallel, group earnings are adjusted by the amount of post-tax interest expense relating to the convertible bond.

The following table shows earnings per share as well as the dilutive impact of shares that could be issued in conjunction with the convertible bond and the Matching Stock Program.

		Jan. 1 to June 30, 2008				Jan. 1 to June 30, 2008
		Basic earnings per share	Financial instruments reconciliation			Diluted earnings per share
			Interest expense convertible bond/ shares	Current and deferred taxes	Matching Stock Program/ shares	
Net profit	in € million	80.4	4.4	-1.4		83.4
Weighted average number of outstanding shares	shares	49,822,498	3,636,364		0	53,458,862
Earnings per share	in €	1.61				1.56

		Jan. 1 to June 30, 2007				Jan. 1 to June 30, 2007
		Basic earnings per share	Financial instruments reconciliation			Diluted earnings per share
			Interest expense convertible bond/ shares	Current and deferred taxes	Matching Stock Program/ shares	
Net profit	in € million	45.0	3.4	-1.4		47.0
Weighted average number of outstanding shares	shares	53,177,451	3,636,364		160,557 *)	56,974,372
Earnings per share	in €	0.85				0.82

*) After repricing (for comments on repricing please refer to the Notes to the Consolidated Financial Statements 2007)

Notes to the consolidated balance sheet

15 Intangible assets

As at the end of the previous year, intangible assets comprise program/product values and program-independent technologies recognized in conjunction with the purchase price allocation, software (mainly technical) and purchased goodwill.

During the first half of 2008, costs requiring to be capitalized as intangible assets amounted to € 1.7 million (January-June 2007: € 7.1 million).

The amortization expense for the six-month period was € 24.1 million (January-June 2007: € 26.3 million).

16 Property, plant and equipment

Capital expenditure for property, plant and equipment during the first half of 2008 was € 33.7 million (January-June 2007: € 32.2 million). The depreciation expense for the same period amounted to € 38.0 million (January-June 2007: € 41.0 million).

17 Financial assets

In accordance with the shareholders' resolution taken on May 9, 2008, the subscribed capital and capital reserves of the subsidiary MTU Aero Engines Polska, Poland, were increased by € 14,811.32 and € 20.6 million respectively. The relevant payments were made on May 14, 2008.

18 Inventories

Inventories comprise the following:

in € million	June 30, 2008	Dec. 31, 2007
Raw materials and supplies	308.7	263.9
Work in progress	358.4	314.5
Advance payments	13.1	9.4
	680.2	587.8

The increase in inventories was due mainly to work in progress which had not been billed by the balance sheet date.

19 Trade receivables

Trade and contract production receivables comprised the following:

in € million	June 30, 2008	Dec. 31, 2007
Trade receivables		
Third parties	407.7	440.8
Associated companies	48.6	54.5
Joint ventures	0.5	3.9
Contract production receivables		
Accounts receivable for production contracts	407.4	367.5
Advance payments received for production contracts	-222.9	-196.4
	641.3	670.3

20 Other assets

Other assets comprise:

in € million	June 30, 2008 Current	Non-current	Total	Dec. 31, 2007 Current	Non-current	Total
Tax refund claims						
Income taxes	3.4		3.4	2.7		2.7
Other taxes	10.1		10.1	14.3		14.3
Receivables from employees	6.2		6.2	1.1		1.1
Receivables from suppliers	2.4		2.4	3.2		3.2
Fair values of derivatives						
Currency derivatives	19.9	3.3	23.2	24.3	2.1	26.4
Interest rate derivatives		0.2	0.2		0.2	0.2
Option derivatives	7.3		7.3	9.2		9.2
Sundry other assets	4.9	3.7	8.6	4.0	3.9	7.9
	54.2	7.2	61.4	58.8	6.2	65.0

21 Equity

Changes in shareholders' equity are shown on page 13.

21.1 Subscribed capital

Share capital reduction by cancellation of shares

The shareholders passed a resolution at the Annual General Meeting on April 27, 2007, authorizing the Board of Management to cancel - with the approval of the Supervisory Board and without any requirement for a further resolution to be taken at the Annual General Meeting - the bought-back shares either in full or in part. The shares can also be cancelled in a simplified procedure - without a share capital reduction - by reducing the amount of share capital allocated to the remaining shares of the company. The cancellation may be limited to a part of the bought-back shares. If the cancellation is carried out using the simplified procedure, the Board of Management is authorized to amend the number of shares in the Company's Articles of Incorporation. In conjunction with their authorization, the Board of Management and the Supervisory Board resolved with effect from March 18, 2008 to cancel 3,000,000 shares and to reduce the company's share capital by € 3 million from € 55.0 million to € 52.0 million.

21.2 Capital reserves

Capital reserves include premiums arising on the issue of shares, the equity component (and proportionate transaction costs) of the convertible bond and the fair values recorded for the Matching Stock Program. The average acquisition cost for the 3,000,000 cancelled treasury shares was € 104.4 million. Capital reserves were therefore reduced by the relevant premium of € 101.4 million.

Matching Stock Program (MSP)

In order to strengthen its ability to achieve business targets, the Group created the Matching Stock Program (MSP) as a long-term remuneration instrument - with both incentive and risk characteristics - to involve management in the ownership of the company. The MSP entitles qualifying individuals to subscribe to so-called "Phantom Stocks". Participants in MSP must be in a non-terminated service or employment relationship with MTU Aero Engines Holding AG or one of its German subsidiaries at the date of subscription to such shares. The fair value of the Phantom Stocks is recognized on a time-apportioned basis as personnel expense and, at the same time, within equity (capital reserves) until the exercise date (vesting date). The total expense, recognized over the period until the Phantom Stocks are exercised, is determined on the basis of the fair value of the Phantom Stocks granted. The expense for the first half of 2008 was € 0.4 million.

Employee Stock Program (MAP)

During the second quarter of 2008, the Board of Management of MTU Aero Engines Holding AG (MTU) set up a new Employee Stock Program (MAP) for group employees which is to run for two years until June 2010. All tariff and non-tariff group employees working, paid and employed in Germany are entitled to join the scheme. The purchase price for registered shares of MTU Aero Engines Holding AG is based on the lowest price quoted on April 18, 2008 (acquisition date) and was thus € 25.19 per share. Under the terms of the Employee Stock Program, MTU grants a so-called "match" to each participant at the end of a two year vesting period. In other words, at the end of the program term, each participant receives a cash amount equivalent to 50% of the amount invested in MTU shares at the beginning of the program. The amount received for

the match constitutes remuneration which is subject to income tax and social security deductions. Instead of taking the net payment, the MAP participant can also opt to convert the net match amount into MTU shares. In this case, the purchase price is based on the share price of MTU stock as determined by the final auction of the XETRA trading system on the first stock market day after expiry of the vesting period.

Employees acquired 192,959 MTU shares at a price of € 25.19 per share in conjunction with the MAP. The shares issued to employees were measured using the FIFO (first-in-first-out) method. The total cost of the shares was € 8.2 million, with an average cost of € 42.28 per share. Proceeds from the sale of shares to employees totalled € 4.9 million. Capital reserves were accordingly reduced by the difference of € 3.3 million (January - June 2007: € 0.0 million).

21.3 Revenue reserves

Revenue reserves comprise non-distributed earnings of consolidated group companies, the net profit for the first half of 2008 amounting to € 80.4 million (January - June 2007: € 45.0 million) less the dividend payment for the financial year 2007 amounting to € 46.3 million (January - June 2007: € 43.6 million. Revenue reserves increased by € 34.1 million (January - June 2007: € 1.4 million) during the six-month period under report, primarily as a result of the net profit for the period.

21.4 Treasury shares

Acquisition of treasury shares based on authorizations given at Annual General Meetings

Shares bought back on the basis of the authorization dated April 27, 2007
At the Annual General Meeting of MTU on April 27, 2007, the shareholders authorized the Board of Management to acquire treasury shares via the stock exchange, up to a maximum of 10% of the share capital in place at the date of the resolution and to cancel these shares without any further resolution by the Annual General Meeting. The authorization is valid until October 27, 2008. Based on this authorization, by March 18, 2008, the company has acquired a total of 5,369,663 shares (i.e. 9.8% of the share capital prior to the capital reduction on March 18, 2008).

Shares bought back on the basis of the authorization dated April 30, 2008
At the Annual General Meeting of MTU on April 30, 2008, the Board of Management was authorized, during the period from May 2, 2008 through to October 30, 2009 and pursuant to § 71 (1) no. 8 of the German Stock Corporation Act (AktG), to acquire treasury shares up to a maximum of 10% of the company's share capital in place at the date of the resolution. Based on this authorization dated April 30, 2008, the company acquired a further 549,514 treasury shares (1.1% of the share capital prior to the capital reduction on March 18, 2008) during the period from May 2 to June 30, 2008.

Shares bought back in the first half of 2008
During the first half of 2008, the company bought back 1,536,155 treasury shares for use in accordance with § 71 (1) no. 8 AktG at a total acquisition cost of € 44.8 million and an average cost per share of € 29.12 via the stock exchange in conjunction with the authorizations dated April 27, 2007 and April 30, 2008.

These shares were acquired in order to enable the company to issue shares in connection with its contractual conversion commitments arising from the convertible bond and the Matching Stock Program.

Shares issued in conjunction with employee stock programs
Of the shares bought back by the end of June 2008, 112,612 shares have been issued in the year 2007 to the Board of Management and senior management in conjunction with the Matching Stock Program (MSP). A further 192,659 shares were sold to employees in May 2008 in conjunction with the Employee Stock Program (MAP) at a price of € 25.19 (see Note 21.2 Capital reserves).

Share capital reduction by cancellation of shares
On the basis of the resolution taken by the Board of Management and the Supervisory Board on March 18, 2008, to reduce the company's share capital by cancellation of 3,000,000 shares, the number of treasury shares held was decreased to 2,613,606 treasury shares as at June 30, 2008. This corresponds to 5.0% of the company's share capital. Equity is reduced by the amount of the purchase price attributable to the treasury shares held. Transaction costs incurred in conjunction with the buy-back were recognized directly in equity (net of income taxes). The total acquisition cost attributable to the cancelled treasury shares reduced the carrying amount of treasury shares within equity by € 104.4 million (December 31, 2007: € 0.0 million).

For information regarding the measurement of treasury shares issued to group employees in conjunction with the Employee Stock Program (MAP) totalling € 8,2 million (December 31, 2007: € 0.0 million), see Note 21.2.

The following summary shows share buy-backs, shares issued to employees in conjunction with employee participation models, the number of treasury shares on hand and changes in subscribed capital.

in numbers of shares	Number of shares bought back	Shares issued to employees	Number of treasury shares held	Change in subscribed capital
Share capital (balance at January 1, 2008)				55,000,000
Changes:				
Financial year 2006	-1,650,883		-1,650,883	
Financial year 2007				
- Share buy-back	-2,732,139		-2,732,139	
- Matching Stock Program (MSP)/June 2007		112,612	112,612	
Financial year 2008 (Jan. 1, 2008 to March 18, 2008)	-986,641		-986,641	
	-5,369,663	112,612	-5,257,051	
Capital reduction by cancellation of shares (on March 18, 2008)			-3,000,000	-3,000,000
Balance at March 18, 2008	-5,369,663	112,612	-2,257,051	52,000,000
Financial year 2008 (March 19, 2008 to June 30, 2008)				
- Share buy-back (May 2, 2008 to June 30, 2008)	-549,514		-549,514	
- Employee Stock Program (MAP)/June 2008		192,959	192,959	
Share buy-back/shares issued to employees				
Treasury shares and subscribed capital	-5,919,177	305,571	-2,613,606	52,000,000

Reconciliation of weighted average number of shares with the actual number of shares in circulation

As a result of the bought-back treasury shares, the issue of shares to group employees in conjunction with the exercise of the first tranche of the Matching Stock Program (MSP) and the Employee Stock Program (MAP) as well as the share capital reduction carried out on March 18, 2008 by cancellation of shares, the weighted average number of shares in circulation during the period to June 30, 2008 was 49,822,498 shares (January-June 2007: 53,177,451). At June 30, 2008, a total of 49,386,394 MTU Aero Engines Holding AG shares, each with a par value of € 1, was in issue (December 31, 2007: 52,992,974 shares).

The following table shows how the number of bought back shares, the month-end number of treasury shares and the weighted average number of shares in circulation have changed:

	2008			2007		
Number of shares	Balance at beginning of month	Buyback Exercise MSP Cancellation/MAP	Balance at end of month	Balance at beginning of month	Buyback Exercise MSP	Balance at end of month
Balance at January 1	50,729,590	-4,270,410		53,349,117	-1,650,883	
January	50,729,590	-337,168	50,392,422	53,349,117		53,349,117
February	50,392,422	-237,796	50,154,626	53,349,117	-73,020	53,276,097
March	50,154,626	-411,677	49,742,949	53,276,097	-101,258	53,174,839
April	49,742,949		49,742,949	53,174,839		53,174,839
May	49,742,949	-227,303	49,515,646	53,174,839	-78,000	53,096,839
June	49,515,646	-322,211	49,193,435	53,096,839	-216,477	52,880,362
June (exercise of MSP/MAP)	49,193,435	192,959	49,386,394	52,880,362	112,612	52,992,974
Share buyback/ exercise of MSP*) MAP *)		-5,613,606			-2,007,026	
Shares cancelled		3,000,000				
Treasury shares (June 30)		-2,613,606			-2,007,026	
Weighted average June 30			49,822,498			53,177,451

*) Including 112,612 shares issued to employees in June 2007 in conjunction with the Matching Stock Program (MSP) (see notes to the consolidated financial statements for 2007) and 192,959 shares issued to group employees in conjunction with the Employee Stock Program (MAP) (see note 21.2)

21.5 Other comprehensive income

Other comprehensive income consists of all amounts recognized directly in equity resulting from the translation of the financial statements of foreign subsidiaries, the effects of recognizing changes in the fair value of financial instruments directly in equity (where the conditions for hedge accounting are met), net of related deferred income taxes recognized directly in equity.

22 Other provisions

Other provisions comprise primarily personnel-related obligations, pending losses on onerous contracts, warranties and tax obligations. Contingent liabilities are measured in accordance with IFRS 3.48 (b). As in the past, obligations arising from contingent liabilities are measured on the basis of periods of between nine and fifteen years. Provisions for pending losses on onerous contracts relate to risks concerning the order backlog for Military Engine business and Commercial MRO business.

23 Financial liabilities

Obligations of group entities that are subject to interest are reported as financial liabilities. These comprise the following at the relevant reporting dates:

in € million	Current Due within one year June 30, 2008	 Dec. 31, 2007	Non-Current Due in more than one and less than 5 years June 30, 2008	 Dec. 31, 2007	 Due in more than 5 years June 30, 2008	 Dec. 31, 2007	Total June 30, 2008	Total Dec. 31, 2007
Bonds								
Convertible bond	164.7	162.8					164.7	162.8
Interest liability on convertible bond	2.1	4.5					2.1	4.5
Liabilities to banks								
Revolving Credit Facility (RCF)	91.6	69.6					91.6	69.6
Other liabilities to banks	6.1	9.5	15.9	17.0			22.0	26.5
Liabilities to related companies	1.4						1.4	
Other financial liabilities								
Finance lease liabilities	9.3	8.3	13.9	15.6	14.7	17.8	37.9	41.7
Loan from the province of British Columbia to MTU Maintenance Canada			11.6	12.5			11.6	12.5
Derivative financial liabilities	5.1	5.0	2.1	3.9			7.2	8.9
	280.3	259.7	43.5	49.0	14.7	17.8	338.5	326.5

The currency used to finance the Group is the Euro. This relates mainly to loans, a convertible bond issue and bank overdrafts (Revolving Credit Facility). As part of this facility, an overdraft facility of € 250.0 million is in place with a consortium of banks. As part of this credit facility, direct credit agreements for € 40.0 million (ancillary facilities) have been agreed directly with three banks.

As at June 30, 2008, the Group has drawn down an amount of € 91.6 million (December 31, 2007: € 69.6 million) out of these bilateral credit facilities totalling € 120.0 million. Of the remaining credit facilities totalling € 158.4 million, a further € 17.7 million (December 31, 2007: € 16.5 million) are being utilized for guarantees. Interest on credit lines actually drawn down is charged on the basis of customary interest reference rates plus a margin. A small commitment fee is paid on credit facilities which are not being utilized.

MTU Aero Engines Finance B.V., Amsterdam, Netherlands, has issued a convertible bond during the financial year 2007 with a total volume of € 180.0 million (divided into 1,800 partial bonds). The security has a par value of € 100,000 per bond and a term to maturity of five years. The bonds can be converted into registered common shares of the company corresponding to a proportionate amount (€ 1 per share) of the company's total share capital. The bonds are entitled to receive profits from the beginning of the financial year in which they are issued and the subscription rights of existing shareholders are excluded.

At a conversion price of € 49.50, the conversion ratio at issue date was 2,020.20. The coupon rate is fixed at 2.75%, payable yearly on February 1. The issuing company is Amsterdam-based MTU Aero Engines Finance B.V. which is wholly owned by MTU Aero Engines Holding AG.

The present value of the future contractually agreed cash flows under the Convertible Bonds Underwriting Agreement dated January 23, 2007 has been discounted using a market interest rate i.e. the rate the company would have had to pay if it had issued a non-convertible bond. The interest expense that will be recognized over the term of the convertible loan results from unwinding the obligation using the market interest (5.425%) used to determine its present value.

24 Other liabilities

Other liabilities comprise the following items:

in € million	Current Due within one year June 30, 2008	 Dec. 31, 2007	Non-Current Due in more than one and less than 5 years June 30, 2008	 Dec. 31, 2007	 Due in more than 5 years June 30, 2008	 Dec. 31, 2007	Total June 30, 2008	Total Dec. 31, 2007
Contract production								
Advance payments received for contract production	373.6	333.7	356.0	302.4			729.6	636.1
Accounts receivable for contract production	-102.2	-94.6	-120.7	-101.8			-222.9	-196.4
Taxes payable	18.5	11.2					18.5	11.2
Social security	1.3	2.1					1.3	2.1
Employees	42.0	52.6	1.4	1.3			43.4	53.9
Accrued interest expense			10.1	10.1			10.1	10.1
Sundry other liabilities	14.9	20.6	11.0	10.3	2.3	2.5	28.2	33.4
	348.1	325.6	**257.8**	222.3	**2.3**	2.5	**608.2**	550.4

The increase in advance payments received for contract production relates primarily to the EJ200 engine program for Saudi Arabia.

25 Deferred taxes

in € million	June 30, 2008	Dec. 31, 2007
Deferred tax liabilities	262.0	269.8
	262.0	269.8

26 Segment information by business segment

The activities of the various segments are described in the consolidated financial statements of MTU Aero Engines Holding AG at December 31, 2007. Segment information for the first half of 2008 is as follows:

in € million	Commercial and military engine business (OEM) Jan. 1 to June 30, 2008	Q 2 2008	Commercial Maintenance (MRO) Jan. 1 to June 30, 2008	Q 2 2008	Consolidation/ reconciliation Jan. 1 to June 30, 2008	Q 2 2008	Group Jan. 1 to June 30, 2008	Q 2 2008
Revenues with third parties	750.1	374.6	506.0	251.5			1,256.1	626.1
Commercial	522.9	261.5	506.0	251.5			1,028.9	513.0
Military	227.2	113.1					227.2	113.1
Revenues with other segments	8.0	4.1	7.0	3.2	-15.0	-7.3		
Commercial	8.0	4.1	7.0	3.2	-15.0	-7.3		
Military								
Total revenues	758.1	378.7	513.0	254.7	-15.0	-7.3	1,256.1	626.1
Commercial	530.9	265.6	513.0	254.7	-15.0	-7.3	1,028.9	513.0
Military	227.2	113.1					227.2	113.1
Cost of sales	-577.0	-286.2	-474.9	-238.2	15.7	8.0	-1,036.2	-516.4
Gross Profit	181.1	92.5	38.1	16.5	0.7	0.7	219.9	109.7
Earnings before interest and tax (EBIT)	118.7	56.9	15.5	8.1	-1.8	-0.3	132.4	64.7
Depreciation and amortization	48.1	24.3	14.0	7.2			62.1	31.5
Earnings before interest, tax, depreciation and amortization (EBITDA)	166.8	81.2	29.5	15.3	-1.8	-0.3	194.5	96.2
Interest and other financial result	-2.6	-7.6	-3.6		-5.8	-2.2	-12.0	-9.8
Result from equity accounted investments			0.1	-0.4			0.1	-0.4
Internal allocation	-2.9	-1.4	2.9	1.4				
Earnings before tax (EBT)	113.2	47.9	14.9	9.1	-7.6	-2.5	120.5	54.5
Investments in intangible assets and property, plant and equipment	17.3	10.2	18.1	6.3			35.4	16.5
Segment assets	2,863.0		883.7		-605.3		3,141.4	
- thereof: Goodwill	296.3		94.9				391.2	
- thereof: equity accounted investments			4.7				4.7	
Segment liabilities	2,016.8		500.6		-71.5		2,588.9	
Significant non-cash expenses	27.0	12.7	3.3	1.2				
Employees, quarter average	4,631		2,545				7,176	
Key segment data:								
Gross profit in %	23.9	24.4	7.4	6.5			17.5	17.5
EBIT in %	15.7	15.0	3.0	3.2			10.5	10.3
EBITDA in %	22.0	21.4	5.8	6.0			15.5	15.4

in € million	Commercial and military engine business (OEM)		Commercial Maintenance (MRO)		Consolidation/ reconciliation		Group	
	Jan. 1 to June 30, 2007	Q 2 2007	Jan. 1 to June 30, 2007	Q 2 2007	Jan. 1 to June 30, 2007	Q 2 2007	Jan. 1 to June 30, 2007	Q 2 2007
Revenues with third parties	759.9	379.5	500.7	240.5			1,260.6	620.0
Commercial	536.6	266.9	500.7	240.5			1,037.3	507.4
Military	223.3	112.6					223.3	112.6
Revenues with other segments	8.3	4.9	4.6	2.5	-12.9	-7.4		
Commercial	8.3	4.9	4.6	2.5	-12.9	-7.4		
Military								
Total revenues	768.2	384.4	505.3	243.0	-12.9	-7.4	1,260.6	620.0
Commercial	544.9	271.8	505.3	243.0	-12.9	-7.4	1,037.3	507.4
Military	223.3	112.6					223.3	112.6
Cost of sales	-627.2	-311.3	-447.9	-219.5	18.1	12.8	-1,057.0	-518.0
Gross Profit	141.0	73.1	57.4	23.5	5.2	5.4	203.6	102.0
Earnings before interest and tax (EBIT)	75.2	41.7	38.3	16.2	0.2	-0.9	113.7	57.0
Depreciation and amortization	50.6	25.1	16.7	8.3			67.3	33.4
Earnings before interest, tax, depreciation and amortization (EBITDA)	125.8	66.8	55.0	24.5	0.2	-0.9	181.0	90.4
Interest and other financial result	-31.8	-26.1	-2.4	-1.7	-4.6	15.2	-38.8	-12.6
Result from equity accounted investments			-0.6	0.1			-0.6	0.1
Internal allocation	-3.2	-2.1	3.2	2.1				
Earnings before tax (EBT)	40.2	13.5	38.5	16.7	-4.4	14.3	74.3	44.5
Investments in intangible assets and property, plant and equipment	22.5	8.9	16.8	12.5			39.3	21.4
Segment assets	2,801.5		885.6		-630.4		3,056.7	
- thereof: Goodwill	296.3		96.1				392.4	
- thereof: equity accounted investments			6.2				6.2	
Segment liabilities	2,067.6		512.0		-70.4		2,509.2	
Significant non-cash expenses	21.3	15.8	1.7	0.6				
Employees, quarter average	4,661		2,395				7,056	
Key segment data:								
Gross profit in %	18.4	19.0	11.4	9.7			16.2	16.5
EBIT in %	9.8	10.8	7.6	6.7			9.0	9.2
EBITDA in %	16.4	17.4	10.9	10.1			14.4	14.6

27 Contingent liabilities and other financial obligations

Contingent liabilities and other financial obligations at June 30 have not changed compared with the situation at the end of 2007. Information regarding the composition and nature of contingent liabilities and other financial obligations is provided in Note 38 of the 2007 consolidated financial statements.

28 Events after the balance sheet date

Information regarding events after the balance sheet date is provided in the section "Subsequent events report" (see Note 6).

29 Responsibility statement

To the best of our knowledge, and in accordance with the applicable principles for interim financial reporting, the Consolidated Interim Financial statements give a true and fair view of the net assets, financial position and results of operation of the MTU Group, and the Group Interim Management Report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.

Munich, July 20, 2008

Egon Behle

Chairman of the Management Board

Dr. Rainer Martens

Member of the Management Board Technology

Dr. Stefan Weingartner

Member of the Management Board Commercial Maintenance

Reiner Winkler

Member of the Management Board Finance and Human Resources

Review Report

To MTU Aero Engines Holding AG

We have reviewed the interim consolidated financial statements of the MTU Aero Engines Holding AG, Munich, comprising the balance sheet, the income statement, cash flow statement, condensed statement of changes in equity and selected condensed explanatory notes, together with the interim group management report of the MTU Aero Engines Holding AG, Munich, for the period from January, 1 to June, 30, 2008, that are part of the semi annual financial report pursuant to Article 37w WpHG (Wertpapierhandelsgesetz: German Securities Trade Act). The preparation of the interim consolidated financial statements in accordance with those IFRS (International Financial Reporting Standards) applicable to interim financial reporting as adopted by the EU, and of the interim group management report in accordance with the requirements of the WpHG applicable to interim group management reports, is the responsibility of the company's management. Our responsibility is to issue a report on the interim consolidated financial statements and on the interim group management report based on our review.

We conducted our review of the interim consolidated financial statements and of the interim group management report in accordance with German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW). Those standards require that we plan and perform the review such that we can preclude through critical evaluation, with a certain level of assurance, that the interim consolidated financial statements have not been prepared, in material respects, in accordance with those IFRS applicable to interim financial reporting as adopted by the EU, and that the interim group management report has not been prepared, in material respects, in accordance with the requirements of the WpHG (German Securities Trading Act) applicable to interim group management reports. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditor´s report.

Based on our review, no matters have come to our attention that cause us to presume that the interim consolidated financial statements have not been prepared, in material respects, in accordance with those IFRS applicable to interim financial reporting as adopted by the EU, or that the interim group management report has not been prepared, in material respects, in accordance with the requirements of the WpHG (German Securities Trading Act) applicable to interim group management reports.

Munich, July 21, 2008

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Dr. Plendl
German Public Auditor

Dr. Reitmayr
German Public Auditor

Financial calendar

2008 conference with analysts and investors	**September 26, 2008**
Quarterly Financial Report to September 30, 2008	**October 23, 2008**
Teleconferences on results to September 30, 2008	**October 23, 2008**

Contacts

Investor Relations

Telephone	+49 (0) 89-1489-8313
Telephone	+49 (0) 89-1489-3911
Fax	+49 (0) 89-1489-95062
E-Mail	**Inka.Koljonen@mtu.de**
	Claudia.Heinle@mtu.de

Translation

The German version takes precedence.

MTU Aero Engines Holding AG on the Internet

- Further information about MTU Aero Engines Holding AG can be obtained via the Internet at: www.mtu.de
- Investor Relations information is available directly at http://www.mtu.de/de/investorrelations/index.html
- Information about MTU Aero Engines Holding AG's can be obtained at: www.mtu.de/de/programme/index.html

Disclaimer

This report (in particular the section "Forecasts and Outlook" contains forward-looking assertions which reflect the current view of the management of MTU with regard to future events. Those disclosures are characterized by terms such as "expect", "is likely that", "assume", "intend", "estimate", "aim", "set as target", "forecast", "outlook" and similar phrases and generally include information relating to expectations or targets for revenues, (adjusted) EBITDA or other performance measures. Forward-looking assertions are based on the latest forecasts, assessments and expectations. Such information should therefore be carefully considered. Assertions of this kind are subject to risk factors and uncertainties which are often difficult to assess and which are generally not within the control of MTU. Such factors may unfavorably affect revenues and expenses. If these or other risk factors and uncertainties do in fact materialize, or if the assumption on which assertions are based turn out to incorrect, MTU's actual earnings may vary from those contained in, or implied by, these assertions. MTU cannot guarantee that expectations or targets will be met. MTU does not accept any responsibility for up-dating future-looking assertions by taking account of any new information or future events or other matters.

In addition to IFRS-based key figures, MTU also disclosures some non-GAAP key performance indicators (e. g. EBITDA, EBITDA margin, (adjusted) EBITDA, (adjusted) EBITDA margin, (adjusted) net profit, free cash flow, gross and net financial liabilities) which are not covered by financial reporting standards. These key performance indicators should be seen as supplementary information and not a replacement for disclosures made in accordance with IFRS. Non-GAAP key performance indicators are not covered by IFRS or any other generally accepted set of financial reporting rules. Other entities may, under circumstances, use different definitions for these items.

MTU Aero Engines

MTU Aero Engines Holding AG
Dachauer Straße 665
80995 Munich • Germany
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de


A380

1st Half Year Results 2008 – MTU Aero Engines

Conference Call with Investors and Analysts
July 22nd, 2008



Contents

MTU Aero Engines

Key Business Topics Since Q1 Results Release

Market environment

- Market fundamentals remain robust despite the economic downturn
  - May 08 IATA global passenger traffic growth at 6% y/y
  - Cargo traffic drops to 1.3% growth y/y in May 08

Commercial Business

- MTU secures 15% share in PW „PurePower“ Family (PW800 and PW1000G)
- Bombardier launches CSeries Aircraft with PW1000G engine
- MTU takes 13% share in GE LM6000 aero-derivative gas turbine

Military Business

- MTU participates in GE38 military helicopter program with 18% share

Commercial MRO

- Output and revenue recovered, but still at higher cost

H1 2008 Financial Highlights

Order Backlog	• Group Order Backlog decreased by 4.1% to 3.2 bn€ • Adjusted for US$ effects Group Order Backlog remained stable
Revenues	• Group Revenues almost stable at 1,256 m€ • US$ underlying growth 12%
EBITDA	• Group EBITDA*) increased by 7.5% to 194.5m€ reaching 15.5% margin
Cash Flow	• Free Cash Flow at 77.2 m€
Net Income/ EPS	• Net Income increased by 78.7% to 80.4 m€ (EPS 1.61 €)
Share buy back program	• 775.410 shares have been bought back since AGM on April 30 • Currently 2.8 mn treasury shares held by company (~5.5%) • Outstanding shares at 49.2 mn

*) EBITDA adjusted = reported in H108

US$ Exchange rate / Hedge Portfolio

Hedge book as of July 22 2008 (% of net exposure)



m US$
626
(=72%)
390
(=41%)
60
(=6%)
2008
2009
2010
1,37
1,51
1,54
Average hedge rate
(US$/EUR)

Contents

OEM Segment

	30.06.2008	31.12.2007	Change
Order backlog in m€	**3,088.4**	**3,216.8**	**-4.0%**
Commercial Business in m$	2,446.3	2,388.5	2.4%
Military Business in m€	1,536.6	1,594.3	-3.6%

in m€	H1 2008	H1 2007	Change
Revenues	**758.1**	**768.2**	**-1.3%**
Commercial Business	530.9	544.9	-2.6%
Military Business	227.2	223.3	1.7%
Gross profit	**181.1**	**141.0**	**28.4%**
Gross profit margin	*23.9%*	*18.4%*	
R&D self-financed	**33.0**	**31.9**	**3.4%**
EBITDA*)	**166.8**	**125.8**	**32.6%**
EBITDA margin	***22.0%***	***16.4%***	

*) EBITDA adjusted = reported in H1 08 (no capitalisation)

Revenues

- Underlying growth in Commercial OEM Business 12 % - adjusted for US$ exchange rate effects

Gross Profit/EBITDA

- Strong margin improvement driven mainly by cost savings and business mix

MRO Segment

in m US$	30.06.2008	01.01.2008	Change
Contract Volume MRO (in mUS$)	**7,158.0**	**7,426.6**	**-3.6%**
Order backlog (in mUS$)	135.7	139.4	-2.7%

in m€	H1 2008	H1 2007	Change
Revenues	**513.0**	**505.3**	**1.5%**
Gross profit	**38.1**	**57.4**	**-33.6%**
Gross profit margin	*7.4%*	*11.4%*	
R&D self-financed	**2.9**	**3.6**	**-19.4%**
EBITDA	**29.5**	**55.0**	**-46.4%**
EBITDA margin	***5.8%***	***10.9%***	

Revenues

- Underlying revenue growth 17%
  - adjusted for US$ effects

Gross Profit/EBITDA

- Profit decline driven by US$ and ERP-related issues

Contents

Financial Result

in m€	H1 2008	H1 2007	Change
Profit/loss from at equity accounted companies	**0.1**	**-0.6**	
Interest Result	**-5.1**	**-25.1**	**-79.7%**
Interest income	4.3	3.4	
Interest payments	-9.4	-28.5 *)	
Other Financial Result	**-6.9**	**-13.7**	**-49.6%**
Gains/losses out of US$ cash/financing/ capital lease valuations	-1.7	-2.0	
Non cash valuations (swaps)	5.8	-2.5	
Interests for pension provisions	-10.4	-9.7	
Others	-0.6	0.5	
Total Financial Result	**-11.9**	**-39.4**	**-69.8%**

*) H1 2007: Interest payments include 19.1 m€ High Yield Bond early redemption fee

Net Income and EPS

in m€	H1 2008	H1 2007	Change
EBITDA reported	**194.5**	**181.0**	**7.5%**
Depreciation	-62.1	-67.3	
EBIT reported	**132.4**	**113.7**	**16.4%**
Financial Result	-11.9	-39.4 *)	
EBT	**120.5**	**74.3**	**62.2%**
Income taxes	-40.1	-29.3	
Net Income reported	**80.4**	**45.0**	**78.7%**
EPS in €	**1,61**	**0,85**	**89.4%**
Avg. weighted number of outstanding shares	49.8 mn	53.2 mn	

*) includes HYB redemption fee of 19.1 m€

MTU Aero Engines

Cash Flow

in m€	H1 2008	H1 2007	Change
Cash Flow from operating activities	**133.2**	**120.5**	**10.5%**
Cash Flow from investing activities	**-56.0**	**-38.9**	**44.0%**
Free Cash Flow	**77.2**	**81.6**	**-5.4%**
Cash Flow from financing activities	**-72.0**	**-102.5**	**-29.8%**
Effect of exchange rate on cash and cash equivalents	0.7	-0.5	
Change in cash and cash equivalents	5.9	-21.4	
Liquidity 30.06.	-18.4	57.8	

2008 Forecast Confirmed

in m€	FY2007	Guidance 2008	change
Revenues	2,575.9	**~ 2,600**	**stable**
EBITDA adj.	392.9	**~ 390**	**stable**
EBITDA adj. margin	15.3%	**~ 15%**	**stable**
Free Cash Flow	131.7	**~100**	**- 24%**
Net Income reported	154.1	**~ 180**	**+17%**

Contents

1. Operational & Financial Highlights

2. Divisional Performance

3. Group Key Figures

4. Addressing Current Market Concerns

Appendix

Limited Exposure to Engines Above 20 yrs. (JT8D, CF6 old)

MTU installed engine fleet by engine type


GP7000
0,03%
CF6-80E
3%
PW6000
0,2%
PW4000G
3%
PW2000
(incl. F117)
14%
JT8D-200
16%
V2500
26%
CF6-50/-80A
11%
CF6-80C
27%

Source: AirClaims Case 30.06.2008

MTU Commercial OEM revenues 2007 by engine type


JT8D-200
1%
CF6-50/-80A
2%
~97%
Other engine programs

The Top MTU Programs Enjoy Favourable Park Rates and Age Structure

Only 7.4% of MTU engine fleet is parked



Park rate in %
25%
20%
15%
10%
5%
0%
Industry avg. ~ 10,5%
MTU ~ 7,4%
0,6%
3,0%
3,6%
0,0%
3,0%
0,0%
2,3%
16,9%
21,8%
1. V2500
2. PW2000 *)
3. CF6-80C
4. GP7000
5. PW4000G
6. PW6000
7. CF6-80E
8. JT8D-200
9. CF6-50/80A
Ranking of engine programs acc. to commerical OEM revenues

Source: Airclaims Case 30.06.2008

*) PW2000 (commercial) = 5.1%
PW2000 (military) = 0,5%

Average age of MTU active fleet in line with industry



Avg. age in years
30
25
20
15
10
5
0
MTU ~ 12,8 yrs.
Industry avg.~12,2 yrs.
6,8
11,3
12,7
2
8,4
0,5
4,1
19
26,3
1. V2500
2. PW2000 *)
3. CF6-80C
4. GP7000
5. PW4000G
6. PW6000
7. CF6-80E
8. JT8D-200
9. CF6-50/80A
Ranking of engine programs acc. to commerical OEM revenues

Source: Airclaims Case 30.06.2008

*) PW2000 (commercial) = 15,4 years
PW2000 (military) = 6,6 years

Commercial OEM Order Book Driven by Growth Platforms and Dynamic Regions

~ 85% of order backlog from growth platforms



~ 15% Other
engine programs
~ 85%
GP7000
V2500

Total 1,6 bn €

~ 60% of order backlog from growth regions



~ 60%
Middle East,
Asia,
South America
~ 40%
North America
Europe
RoW

Total 1,6 bn €

note: without PWC programs

Vast Majority of Commercial MRO Contract Volume Derives from Fast Growing Engines and Regions

~ 80% of order backlog from growth platforms


~ 20% Other engine programs
~ 80% V2500, CF6-80C, CFM56-5/-7

Total 7,4 bn US$

~ 55% of order backlog from growth regions


~ 55% Asia/ Pacific, South America, Middle East
~45 % North America, Europe

Total 7,4 bn US$

Downturn Scenario Analysis – Potential Financial Impact for 2008-2010 Timeframe

"ICE AGE" Bad Case Scenario

- New engine sales: 10% revenue loss
- Spares: Total loss of JTD8 and CF6-50/80A businesses due to grounding of worldwide fleets
- MRO: Total loss of CFM56-3 and CF6-50 businesses due to grounding of worldwide fleets

---

- Cumulative financial impact 08-10
  - Revenues Δ -500 m€
  - Gross Profit Δ - 100 m€

"WINTER" Current Trend Scenario

- New engine sales: 5-10% revenue loss p.a. mainly for V2500, GP7000, CF6- 80 and PWC programs due to cancellations / deferrals
- Spares: 10-30% revenue loss p.a. driven by retirements (JT8D, CF6-50) and capacity cuts (other programs)
- MRO: 10-15% revenue loss p.a. driven by retirements (CFM56-3, CF6-50) and capacity cuts (other prgrams)

- Cumulative financial impact 08-10
  - Revenues Δ -300 m€
  - Gross Profit Δ - 50 m€

"FROST" Good Case Scenario

- New engine sales: no loss of series sales
- Spares: ~20% revenue loss p.a. driven by retirements (JT8D, CF6-50) and capacity cuts (other programs)
- MRO: ~5% revenue loss p.a. driven by retirements (CFM56-3, CF6) and capacity cuts (other programs)

- Cumulative financial impact 08-10
  - Revenues Δ -50 m€
  - Gross Profit Δ - 20 m€

Contents

Appendix

Profit & Loss

In m€	Q2 2008	Q2 2007	change	H1 2008	H1 2007	change
Revenues	**626.1**	**620.0**	**1.0%**	**1,256.1**	**1,260.6**	**-0,4%**
Total cost of sales	-516.4	-518.0	-0.3%	-1,036.2	-1,057.0	-2.0%
Gross profit	**109.7**	**102.0**	**7.5%**	**219.9**	**203.6**	**8.0%**
Gross profit margin	*17.5%*	*16.5%*		*17.5%*	*16.2%*	
R & D company funded	-20.7	-16.4		-34.6	-33.4	
SG&A	-26.1	-31.9		-55.4	-60.1	
Other operating income (expense)	1.8	3.3		2.5	3.6	
EBIT reported	**64.7**	**57.0**	**13.5%**	**132.4**	**113.7**	**16.4%**
EBITDA reported	**96.2**	**90.4**	**6.4%**	**194.5**	**181.0**	**7.5%**
EBITDA adjusted	**96.2**	**90.4**	**6.4%**	**194.5**	**181.0**	**7.5%**
Financial result	-10.2	-12.5		-11.9	-39.4	
Profit before Tax (EBT)	**54.5**	**44.5**	**22.5%**	**120.5**	**74.3**	**62.2%**
Taxes	-18.3	-17.5		-40.1	-29.3	
IFRS net income	**36.2**	**27.0**	**34.1%**	**80.4**	**45.0**	**78.7%**

Revenues / Cost of Sales

in m€	Q2 2008	Q2 2007	change	H1 2008	H1 2007	change
Revenues	**626.1**	**620.0**	**1.0%**	**1,256.1**	**1260.6**	**-0.4%**
OEM Commercial	265.6	271.8	-2.3%	530.9	544.9	-2.6%
OEM Military	113.1	112.6	0.4%	227.2	223.3	1.7%
MRO	254.7	243.0	4.8%	513.0	505.3	1.5%
Consolidation	-7.3	-7.4		-15.0	-12.9	
Cost of Sales	**-516.4**	**-518.0**	**-0.3%**	**1,036.2**	**1,057.0**	**-2.0%**
OEM (commercial / military)	-286.2	-311.3	-8.1%	-577.0	-627.2	-8.0%
MRO	-238.2	-219.5	8.5%	-474.9	-447.9	6.0%
Consolidation	8.0	12.8		15.7	18.1	

Gross Profit / EBIT reported

in m€	Q2 2008	Q2 2007	change	H1 2008	H1 2007	change
Gross Profit	**109.7**	**102.0**	**7.5%**	**219.9**	**203.6**	**8.0%**
OEM (commercial / military)	92.5	73.1	26.5%	181.1	141.0	28.4%
MRO	16.5	23.5	-29.8%	38.1	57.4	-33.6%
Consolidation	0.7	5.4		0.7	5.2	
EBIT reported	**64.7**	**57.0**	**13.5%**	**132.4**	**113.7**	**16.4%**
OEM (commercial / military)	56.9	41.7	36.5%	118.7	75.2	57.8%
MRO	8.1	16.2	-50.0%	15.5	38.3	-59.5%
Consolidation	-0.3	-0.9		-1.8	0.2	

Research & Development

in m€	Q2 2008	Q2 2007	Change	H1 2008	H1 2007	Change
Company expensed R&D	**21.4**	**18.5**	**15.7%**	**35.9**	**35.5**	**1.1%**
OEM	20.0	16.2		33.0	31.9	
MRO	1.4	2.3		2.9	3.6	
Capitalisation of R&D	-0.7	-2.1		-1.3	-2.1	
R&D according to IFRS	**20.7**	**16.4**	**26.2%**	**34.6**	**33.4**	**3.6%**
Customer funded R&D	19.1	21.5	-11.2%	42.3	44.0	-3.9%
Total R&D	**40.5**	**40.0**	**1.3%**	**78.2**	**79.5**	**-1.6%**

EBITDA reported / adjusted

in m€	Q2 2008	Q2 2007	Change	H1 2008	H1 2007	Change
EBITDA reported	**96.2**	**90.4**	**6.4%**	**194.5**	**181.0**	**7.5%**
OEM (commercial / military)	81.2	66.8	21.6%	166.8	125.8	32.6%
MRO	15.3	24.5	-37.6%	29.5	55.0	-46.4%
Consolidation	-0.3	-0.9		-1.8	0.2	
EBITDA adjusted	**96.2**	**90.4**	**6.4%**	**194.5**	**181.0**	**7.5%**
OEM (commercial / military)	81.2	66.8	21.6%	166.8	125.8	32.6
MRO	15.3	24.5	-37.6%	29.5	55.0	-46.4%
Consolidation	-0.3	-0.9		-1.8	0.2	
EBITDA adjusted margin	**15.4%**	**14.6%**		**15.5%**	**14.4%**	
OEM (commercial / military) margin	21.4%	17.4%		22.0%	16.4%	
MRO margin	6.0%	10.1%		5.8%	10.9%	

Financial Result

in m€	Q2 2008	Q2 2007	Change	H1 2008	H1 2007	Change
Profit / Loss from at equity accounted companies	**-0.4**	**0.1**		**0.1**	**-0.6**	
Interest Result	**-1.5**	**-2.4**	**-37.5%**	**-5.1**	**-25.1**	**-79.7%**
Interest Income	3.0	1.6		4.3	3.4	
Interest Payments	-4.5	-4.0		-9.4	-28.5 *)	
Other Financial Result	**-8.3**	**-10.2**	**-18.6%**	**-6.9**	**-13.7**	**-49.6%**
Gains/losses out of US$ cash/financing/capital lease valuation	0.2	-1.4		-1.7	-2.0	
Non cash valuations (swaps)	-3.5	-4.1		5.8	-2.5	
Interests for pension provisions	-5.2	-4.9		-10.4	-9.7	
Others	0.2	0.2		-0.6	0.5	
Total Financial Result	**-10.2**	**-12.5**	**-18.4%**	**-11.9**	**-39.4**	**-69.8%**

*) Interest payments include 19.1m€ redemption fee for the High Yield Bond

Cash Flow

in m€	Q2 2008	Q2 2007	Change	H1 2008	H1 2007	Change
Net income IFRS	**36.2**	**27.0**	**34.1%**	**80.4**	**45.0**	**78.7%**
Depreciation and amortisation	31.5	33.4		62.1	67.3	
Change in Provisions *1)	-6.3	10.0		-7.7	-17.1	
Change in Working Capital	-3.0	-18.8		-13.1	-4.6	
Taxes	5.4	7.5		16.8	32.6	
Interest, derivatives, others	7.3	-0.7		-5.3	-2.7	
Cash Flow from operating activities	**71.1**	**58.4**	**21.7%**	**133.2**	**120.5**	**10.5%**
Cash Flow from investing activities	**-37.3**	**-21.1**	**76.8%**	**-56.0**	**-38.9**	**44.0%**
Free Cash Flow	**33.8**	**37.3**	**-9.4%**	**77.2**	**81.6**	**-5.4%**
Cash Flow from financing activities	**-4.9**	**-45.0**	**-89.1%**	**-72.0**	**-102.5**	**-29.8%**
Effect of exchange rate on cash and cash equivalents	0.1	-0.7		0.7	-0.5	
Change in cash and cash equivalents	29.0	-8.4		5.9	-21.4	

*1) includes pension provisions and other provisions

Working Capital

in m€	30.06.2008	31.12.2007	Change	Change in %
Gross inventories	680.2	587.8	-92.4	
Prepayments	-506.7	-439.7	67.0	
Receivables	671.4	705.5	34.1	
Payables	-551.8	-573.6	-21.8	
Working Capital	**293.1**	**280.0**	**-13.1**	**-4.7%**

PPA depreciation/amortisation (in m€)

Total depreciation / amortisation	Q2 2008	Q2 2007	H1 2008	H1 2007
MTU total	**31.5**	**33.4**	**62.1**	**67.3**
OEM	24.3	25.1	48.1	50.6
MRO	7.2	8.3	14.0	16.7

PPA depreciation / amortisation	Q2 2008	Q2 2007	H1 2008	H1 2007
MTU total	**12.1**	**13.9**	**24.4**	**28.0**
OEM	10.8	11.9	21.9	24.1
MRO	1.3	2.0	2.5	3.9

Depreciation / amortisation w/o PPA	Q2 2008	Q2 2007	H1 2008	H1 2007
MTU total	**19.4**	**19.5**	**37.7**	**39.3**
OEM	13.5	13.2	26.2	26.5
MRO	5.9	6.3	11.5	12.8

Difference between Reported and Underlying Net Income

	H1 2008		H1 2007	
	Underlying Net income	Reported Net income	Underlying Net income	Reported Net income
EBITDA adj.	194.5	194.5	181.0	181.0
Adjustments	0	0	0	0
EBITDA reported	194.5	194.5	181.0	181.0
Depr. regular	-37.7	-37.7	-39.3	-39.3
Dr. PPA		-24.4		-28.0
EBIT	156.8	132.4	141.7	113.7
Financial Result	-11.9	-11.9	-39.4	-39.4
EBT	144.9	120.5	102.3	74.3
TAX (in 08: 32.6% / in 07:40,4%)	-47.2	-40.1	-41.3	-29.3
Net Income	97.7	80.4	61.0	45.0
EPS	1.96	1,61	1.15	0,85

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements that are forward-looking by reason of context, the words "may," "will," "should," "expect," "plan," "intend," "anticipate," "forecast," "believe," "estimate," "predict," "potential," or "continue" and similar expressions identify forward-looking statements.

Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) competition from other companies in MTU's industry and MTU's ability to retain or increase its market share, (ii) MTU's reliance on certain customers for its sales, (iii) risks related to MTU's participation in consortia and risk and revenue sharing agreements for new aero engine programs, (iv) the impact of non-compete provisions included in certain of MTU's contracts, (v) the impact of a decline in German or other European defense budgets or changes in funding priorities for military aircraft, (vi) risks associated with government funding, (vii) the impact of significant disruptions in MTU's supply from key vendors, (viii) the continued success of MTU's research and development initiatives, (ix) currency exchange rate fluctuations, (x) changes in tax legislation, (xi) the impact of any product liability claims, (xii) MTU's ability to comply with regulations affecting its business and its ability to respond to changes in the regulatory environment, (xiii) the cyclicality of the airline industry and the current financial difficulties of commercial airlines, (xiv) risks associated with the significant ownership of our equity by affiliates of Kohlberg Kravis Roberts & Co., (xv) our substantial leverage and (xvi) general local and global economic conditions. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences.

The company assumes no obligation to update any forward-looking statement.

Any securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold without registration thereunder or pursuant to an available exemption therefrom. Any public offering of securities of MTU Aero Engines to be made in the United States would have to be made by means of a prospectus that would be obtainable from MTU Aero Engines and would contain detailed information about the issuer of the securities and its management, as well as financial statements.

Neither this document nor the information contained herein constitutes an offer to sell or the solicitation of an offer to buy any securities.

These materials do not constitute an offer of securities for sale in the United States; the securities may not be offered or sold in the United States absent registration or an exemption from registration.

No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

MTU Aero Engines

MTU Aero Engines again reports improved earnings in its half-year results

EBITDA up 8% to €194.5 million

79% increase in net income to €80.4 million

Year-end forecast confirmed

Munich, July 22, 2008 – MTU Aero Engines Holding AG has once again improved its earnings in the half year up to the end of June 2008, reporting EBITDA[1] of €194.5 million. This represents an increase of 8% compared with the equivalent period in 2007 (1-6/07: €181.0 million). The company has im-proved its EBITDA margin by 1.1 percentage points to 15.5%. Net income for the six-month period rose by 79% to €80.4 million (1-6/07: €45.0 million).

"These results show that MTU is in a strong position despite the difficulties being faced by the aviation sector in general. We have hardly been affected by the current adjustments to airline capacities, and the record volume of orders for new aircraft is helping to sustain our engine order backlog at a consistently high level. As a result, we are able to confirm our full-year forecast for 2008," stated MTU CEO Egon Behle. "We have also made good progress in our strategic plans, signing several new partnership agreements in engine programs such as the Pratt & Whitney PurePower family and the GE38 helicopter engine. In the last three months alone, we have secured potential revenues of around 20 billion euros in this way."

MTU's revenues in the first six months of 2008 amounted to €1,256.1 million, which is close to the level of revenues generated in the same period of 2007 (1-6/07: €1,260.6 million). After adjustments for the U.S. dollar exchange rate, revenues increased by 12%.

Revenues in the OEM and commercial MRO segments during the first six months of 2008 were similar to the same period in 2007, as were total revenues. This is largely due to the effect of the U.S. dollar exchange rate. Adjusted for this effect, revenues in the OEM segment increased by 9%. The same revenues expressed in euro terms decreased by 1% to €758.1 million (1-6/07: €768.2 million). The greatest contributions to revenues in the commercial engine business came from the V2500 engine for the Airbus A320 family and the PW2000 engine for the Boeing C-17 transporter. The programs generating the highest revenues in the military engine sector were the EJ200 for the Eurofighter and the RB199 for the Tornado.

Adjusted for the effect of the U.S. dollar exchange rate, revenues in the commercial MRO segment increased by 17%. In euro terms, commercial MRO revenues amounted to €513.0 million or 2% higher than the result for the equivalent period in 2007. "These figures are a positive sign that the commercial MRO segment is recovering from the upheavals of process adaptation and organizational change at MTU Maintenance Hannover. Our MRO activities are well on the way to lasting stability," commented Chief Financial Officer Reiner Winkler. The highest revenue-earners in the commercial MRO business were the V2500 and CF6 engines, the latter employed in widebody jets such as the Airbus A330 and Boeing 747.

At June 30, 2008, MTU's order backlog amounted to €3,174.0 million – this corresponds to 1.2 times annual revenues in 2007. This figure is lower than that at the end of the last financial year (December 31, 2007: €3,311.1 million), primarily owing to the U.S. dollar exchange rate. Adjusted for this factor, the order backlog is stable.

The overall improvement in the EBITDA margin was mainly attributable to the positive development of the OEM business, where the EBITDA margin came to 22.0%. The successful implementation of programs to boost efficiency and the positive business mix of spare parts sales and series production compensated for the unfavorable U.S. dollar exchange rate. These factors contributed to a 33% increase in earnings, bringing EBITDA for the OEM segment up to €166.8 million. In the commercial MRO segment, EBITDA dropped by 46% to €29.5 million, while the EBITDA margin amounted to 5.8%. This result reflects the continuing impact of the process adaptation and organizational change that has been taking place at MTU Maintenance Hannover. "The additional measures we have been implementing to improve MRO operations will start to produce tangible results by the end of this year," declared Winkler. "We reckon to see the EBITDA margin in the MRO business improve successively over the remaining months of 2008, to reach around 7% for the full year."

As expected, free cash flow remained at the same level as in 2007, and amounted to €77.2 million at the end of June 2008 (1-6/07: €81.6 million).

MTU's capital expenditure in the first six months of 2008 amounted to €35.4 million, close to the previous year's level of €39.3 million in the equivalent period.

First-half-year research and development expenses in 2008 amounted to €78.2 million, compared with €79.5 million for the same period in 2007.

While the volume of business has increased significantly (revenues up by 12% after adjustments for the U.S. dollar exchange rate), the number of MTU employees has remained relatively constant, with a workforce now numbering 7,196 (December 31, 2007: 7,130).

Outlook

MTU has confirmed its full-year forecasts for 2008. The company expects to generate revenues on approximately the same level as the €2,575.9 million reported in 2007, namely around €2.6 billion. Adjusted for the U.S. dollar exchange rate, this means a revenue growth rate of between 9 and 10%. Adjusted EBITDA is expected to reach €390 million by year-end 2008, thereby remaining close to the previous year's level of €392.9 million despite increased investing activity and despite the unfavorable U.S. dollar exchange rate. MTU aims to improve net income for 2008 to roughly €180 million (2007: €154.1 million). Free cash flow is expected to amount to around €100 million (2007: €131.7 million) as a result of the planned strategic investments to assure MTU's future – including for example the acquisition of shares in engine programs.

MTU Aero Engines – Key financial data for January through June 2008
(Figures quoted in million €, calculated on a comparable basis, statements prepared in accordance with IFRS. Figures calculated on a comparable basis apply adjustments to the IFRS consolidated results to exclude restructuring and transaction costs, capitalized R&D costs, and the effects of IFRS purchase accounting.)

MTU Aero Engines	**H1 2008**	**H1 2007**	**Change**
Revenues	1,256.1	1,260.6	- 0.4 %
of which OEM business	758.1	768.2	- 1.3 %
of which commercial engine business	530.9	544.9	- 2.6 %
of which military engine business	227.2	223.3	+ 1.7 %

of which commercial MRO business	513.0	505.3	+ 1.5 %
EBITDA	194.5	181.0	+ 7.5 %
of which OEM business	166.8	125.8	+ 32.6 %
of which commercial MRO business	29.5	55.0	- 46.4 %
EBITDA margin	*15.5 %*	*14.4 %*	
in the OEM business	*22.0 %*	*16.4 %*	
in the commercial MRO business	*5.8 %*	*10.9 %*	
Net income (IFRS)	80.4	45.0	+ 78.7 %
Earnings per share	€1.61	€0.85	+ 89.4 %
Free cash flow	77.2	81.6	- 5.4 %
Research and development expenses	78.2	79.5	- 1.6 %
of which company-funded R&D	35.9	35.5	+ 1.1 %
of which outside-funded R&D	42.3	44.0	- 3.9 %
Capital expenditure	35.4	39.3	- 9.9 %
	June 30, 08	**Dec. 31, 07**	**Change**
Order backlog	3,174.0	3,311.1	- 4.1 %
of which OEM business	3,088.4	3,216.8	- 4.0 %
of which commercial MRO business	86.1	94.7	- 9.1 %
Employees	7,196	7,130	+ 0.9 %

MTU Aero Engines is the leading German manufacturer of aircraft engines and a major player in the industry. Together with its affiliates, the company maintains a presence in all essential markets and regions. In the commercial engine sector, MTU has close working ties with the world's major aero engine manufacturers – General Electric, Pratt & Whitney and Rolls-Royce. In the military sector, MTU is the lead industrial partner for almost every type of engine operated by the German armed forces, and an important partner in all major military aero engine

programs in Europe. MTU is the world's largest independent provider of MRO services for commercial aero engines. The company is a technological leader in low-pressure compressors, low-pressure turbines, engine control and monitoring systems, manufacturing processes, and repair techniques.

[1]EBITDA = Earnings before interest, tax, depreciation and amortization; in the 1st half year 2008: EBITDA reported = EBITDA adjusted

Contact for media representatives:

Eckhard Zanger

Senior Vice President Corporate Communications and Investor Relations
Phone: + 49 89 14 89-91 13
Fax: + 49 89 14 89-21 72

Eva Simon
Press Officer Finance
Phone: +49 89 14 89-43 32
Fax: +49 89 14 89-87 57

Contact for investors and analysts:

Inka Koljonen
Head of Investor Relations
Phone: + 49 89 14 89-83 13
Fax: + 49 89 14 89-9 50 62

Claudia Heinle
Investor Relations
Phone: + 49 89 14 89-39 11
Fax: + 49 89 14 89-9 93 54

Cautionary note regarding forward-looking statements
Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, competition from other companies in MTU Aero Engines' industry and MTU Aero Engines' ability to retain or increase its market share, the cyclicality of the airline industry, risks related to MTU Aero Engines' participation in consortia and risk and revenue sharing agreements for new aero engine programs, risks associated with the capital markets, currency exchange rate fluctuations, regulations affecting MTU Aero Engines' business and MTU Aero Engines' ability to respond to changes in the regulatory environment, and other factors. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. MTU Aero Engines assumes no obligation to update any forward-looking statement.

MTU Aero Engines

www.mtu.de | July 24, 2008 | Print

MTU Aero Engines takes 18 percent stake in GE38 helicopter engine

Potential revenues for MTU: roughly two billion euros

Farnborough, July 15, 2008 – MTU Aero Engines has set another first: Germany's leading engine manufacturer has secured for itself an 18 percent role as a program participant in the GE38 helicopter engine. "For the first time, MTU acts as a development participant in a U.S. military engine program," declares MTU CEO Egon Behle. In previous U.S. military engine programs, MTU has been involved in manufacturing roles only. Under the GE38 deal, the German engine builder will be responsible mainly for the power turbine module and moreover have the license for maintenance, final assembly and testing as well as MRO for the GE38 models used in European heavy lift helicopters.

The first application of the GE38 is the CH-53K helicopter from Sikorsky Aircraft Corporation, powered by three engines; 156 helicopters are planned to replace the CH-53E SUPER STALLIONTM helicopters, not including foreign military sales or other potential U.S. armed forces opportunities. The agreement between GE and MTU also covers the European Heavy Transport Helicopter (HTH). MTU and General Electric (GE) see a potential of up to 6,000 engines, covering a variety of other turboshaft and turboprop applications. Behle notes: "For us, this means revenues of about two billion euros over the life of the program of about 30 years."

Capable of producing more than 7,500 shaft-horsepower at sea level, the GE38 draws upon technologies from the GE27 Modern Technology Demonstrator Engine program for the U.S. military and the T407 turboprop engine developed for the U.S. Navy. Component rig tests of GE's GE38 turboshaft engine are starting this month in preparation for First Engine to Test (FETT) in early 2009.

GE Aviation, an operating unit of General Electric Company, is a world-leading provider of commercial and military jet engines and components as well as integrated digital, electric power and mechanical systems for aircraft. GE also is a global provider of maintenance and support services for operators of GE engines. The GE38 is part of GE's successful family of turboprop and turboshaft engines that has accumulated more than 80 million operating hours worldwide.

MTU Aero Engines is a firmly established player in the engine industry. Having carved out a technology leadership role, the company excels in high-pressure compressors, low-pressure turbines, engine control units, and manufacturing and repair techniques. The company has some 7,100 employees globally and in fiscal year 2007 had sales of nearly 2.6 billion euros. MTU Maintenance is the largest independent provider of commercial engine maintenance services worldwide. In the military arena, MTU is Germany's industrial lead company for practically all engines flown by the country's armed forces.

Contacts for media representatives:

Eckhard Zanger
Senior Vice President Corporate Communications and Investor Relations
Tel.: + 49 (0)89 14 89-91 13
Fax: + 49 (0)89 14 89-91 40
Mobile: + 49 (0) 176-1000 6158

Odilo Mühling
Head of Press / PR
Tel.: +49 (0)89 14 89-26 98
Fax: +49 (0)89 14 89-87 57
Mobile: +49 (0) 176-1001 7859

Contact for investors and analysts:

Inka Koljonen
Head of Investor Relations
Tel.: + 49 (0) 89 14 89-83 13
Fax: + 49 (0) 89 14 89-9 50 62
Mobile: +49 (0) 176-1001 6268

MTU Aero Engines

Press Release

Holger Sindemann takes the helm at MTU Maintenance Zhuhai

Zhuhai, China, July 9, 2008 - Effective July 1, 2008, Holger Sindemann (40) has taken the position of President and CEO of MTU Maintenance Zhuhai, a joint venture of MTU Aero Engines and China Southern Airlines. In this role, he succeeds Walter Strakosch, who will take over as Senior Vice President Business Development MRO at MTU. Sindemann has been serving as MTU Aero Engines' Senior Vice President Corporate Development since the beginning of 2006.

With a workforce of around 400 employees, MTU Maintenance Zhuhai is the largest commercial engine maintenance provider in China. The shop's portfolio includes V2500- and CFM56-series engines. It draws its customer base mainly from the Chinese and South-East Asian region.

China Southern is China's largest airline and the fastest growing. In 2007, with the record of about 57 million passengers, China Southern Airlines is firmly positioned as one of the world's top 4 passenger airlines and no.1 in Asia. In November 2007, China Southern Airlines became member of the SkyTeam Alliance.

With a workforce of 7,100 people, MTU Aero Engines is Germany's leading engine manufacturer and one of the major players in the engine business. In the commercial area, MTU is the world's largest independent provider of engine maintenance services. Having carved out leading positions in engine technologies, the company excels in low-pressure turbines, high-pressure compressors, engine control units, and manufacturing and repair techniques. In fiscal 2007 the company posted almost 2.6 billion euros in sales.

Contacts for media representatives:

Eckhard Zanger
Senior Vice President Corporate
Communications and Investor Relations
Tel.: + 49 (0)89 14 89-91 13
Fax: + 49 (0)89 14 89-91 40
Mobile: + 49 (0) 176-1000 6158

Odilo Mühling
Head of Press / PR
Tel.: +49 (0)89 14 89-26 98
Fax: +49 (0)89 14 89-87 57
Mobile: +49 (0) 176-1001 7859

For a full collection of press releases and photos, go to http://www.mtu.de

MTU Aero Engines Holding AG
Corporate Communications
and Investor Relations
Dachauer Straße 665
80995 München • Germany
Tel +49 (0)89 14 89-26 98
Fax +49 (0)89 14 89-87 57
www.mtu.de

Farnborough Air Show: MTU posts orders worth 500 million euros

Munich, July 21, 2008 – For Germany's leading engine manufacturer, the air show in Britain's Farnborough is paying dividends. MTU Aero Engines CEO Egon Behle was pleased to announce orders worth around 500 million euros. "The volume of these orders underscores the continuing high demand of airlines worldwide for advanced fuel-thrifty aircraft," he said.

Among the orders received for the V2500 engine, MTU benefits from engine sales as well as maintenance contracts for MTU Maintenance Hannover and other MRO affiliates: Ten customers ordered new engines and placed maintenance contracts, among them US Airways, Wizz Air, Shenzhen Airlines, Shanghai Airlines and Hainan Airlines as well as aircraft leasing companies AWAS and Aviation Capital Group. MTU is a partner in the V2500 consortium International Aero Engines (IAE), holding an eleven-percent stake in the engine powering the A320 family of aircraft.

MTU Aero Engines is a firmly established player in the engine industry. Having carved out a technology leadership role, the company excels in high-pressure compressors, low-pressure turbines, engine control units, and manufacturing and repair techniques. The company has some 7,100 employees globally and in fiscal year 2007 had sales of nearly 2.6 billion euros. MTU Maintenance is the largest independent provider of commercial engine maintenance services worldwide. In the military arena, MTU is Germany's industrial lead company for practically all engines flown by the country's armed forces.

Contacts for media representatives:

Eckhard Zanger
Senior Vice President Corporate Communications and Investor Relations
Tel.: + 49 (0)89 14 89-91 13
Fax: + 49 (0)89 14 89-99777
Mobile: + 49 (0) 176-1000 6158

Odilo Mühling
Head of Press / PR
Tel.: +49 (0)89 14 89-26 98
Fax: +49 (0)89 14 89-87 57
Mobile: +49 (0) 176-1001 7859

Contact for investors and analysts:

Inka Koljonen
Director Investor Relations
Tel.: + 49(0) 89 14 89-83 13
Fax: + 49 (0)89 14 89-9 50 62
Mobile: + 49 (0) 176-1001 6268

MTU Aero Engines

Press Release

MTU Aero Engines has stake in GE's new LM6000 aeroderivative gas turbine

- **Revenue potential: about 1.2 billion euros**

Munich, June 26, 2008 - More power and less emissions: General Electric (GE) has uprated its LM6000 gas turbine and unveiled two derivative models – the LM6000-PG with single annular combustor and the LM6000-PH with a dry low emissions combustor. MTU Aero Engines, Germany's leading engine manufacturer, is a risk-and-revenue sharing partner of GE with 13 percent share of the LM6000 program and the new derivative models. "Including spare part sales, that adds up to sales of 1.2 billion euros through the life of the contract," explains Dr. Anton Binder, senior vice president, commercial programs at MTU.

The -PG & -PH versions of the LM6000 gas turbine will offer a 25 percent simple cycle power increase (up to 55 megawatts) and an 18 percent boost in exhaust energy for cogeneration applications over preceding models. Significant improvements in efficiency–between 52 percent and 55 percent–will reduce fuel burn and emissions. The over 735-unit installed base of LM6000 gas turbines has accumulated a total of 16 million operating hours worldwide, with over 99 percent reliability. Due to their improved efficiency, the new models will save the equivalent of 33,000 barrels of oil a year, and in turn reduce annual carbon dioxide emissions by 6,500 tons, approximately the collective annual emission of 2,500 cars.

Such optimization has been achieved through improvements in the materials used and technological innovations previously demonstrated on GE's CF6-80E and GE90 aircraft engines and LMS100® gas turbines. The LM6000-PG will be available in the first half of 2010, the -PH version a year later.

MTU Aero Engines is an established player in the engine industry, with technological leadership positions in high-pressure compressors, low-pressure turbines, engine control units, as well as manufacturing and repair techniques. The company employs 7,100 people globally and in fiscal 2007 reported consolidated revenues of very nearly 2.6 billion euros. Its MTU Maintenance segment is the world's largest independent provider of commercial engine services worldwide and also provides maintenance services for industrial gas turbines. In the military arena, MTU is Germany's industrial lead company for practically all aircraft engines flown by the country's armed forces. Its center of excellence focusing on gas turbines is MTU Maintenance Berlin-Brandenburg based at Germany's Ludwigsfelde.

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